   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 28, 2000

                                               REGISTRATION NO. ________________



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
                          SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             ARTHUR TREACHER'S, INC.
          -------------------------------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)






           DELAWARE                                         11-3570846
--------------------------------                --------------------------------
(STATE OR OTHER JURISDICTION OF                 (I.R.S. EMPLOYEE IDENTIFICATION
 INCORPORATION OR ORGANIZATION)                 NUMBER)





5 Dakota Drive, Suite 303, Lake Success, New York            11042
-------------------------------------------------    -----------------------
    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)               (ZIP CODE)



                                 (516) 358-0600
          -------------------------------------------------------------
                           (ISSUER'S TELEPHONE NUMBER)



        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:




TITLE OF EACH CLASS                               NAME OF EACH EXCHANGE ON
TO BE REGISTERED                            WHICH EACH CLASS IS TO BE REGISTERED
--------------------                        ------------------------------------
      NONE                                                  N/A


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                                (TITLE OF CLASS)

                             ARTHUR TREACHER'S, INC.
                              CROSS-REFERENCE SHEET
            SHOWING LOCATION IN REGISTRATION STATEMENT OF INFORMATION
                         REQUIRED BY ITEMS ON FORM 10-SB


         ITEM NUMBER AND HEADING                                      LOCATION
         -----------------------                                      --------
PART I
------

1.   Description of Business.................................    SUMMARY; RISK FACTORS; REASONS FOR THE DISTRIBUTION; BUSINESS;
                                                                 UNAUDITED PRO-FORMA FINANCIAL STATEMENTS; MANAGEMENT'S DISCUSSION
                                                                 AND ANALYSIS; ARRANGEMENTS BETWEEN DIGITAL CREATIVE DEVELOPMENT
                                                                 CORPORATION AND ARTHUR TREACHER'S, INC.; FINANCIAL STATEMENTS

2.   Management's Discussion and Analysis or Plan of
     Operation...............................................    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION; BUSINESS

3.   Description of Property.................................    RISK FACTORS; BUSINESS

4.   Securities ownership of Certain
     Beneficial Owners and Management........................    SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

5.   Directors, Executive Officers, Promoters
     and Control Persons.....................................    MANAGEMENT

6.   Executive Compensation..................................    EXECUTIVE COMPENSATION

7.   Certain Relationships and Related
     Transactions............................................    SUMMARY; RISK FACTORS; THE DISTRIBUTION; REASONS FOR THE
                                                                 DISTRIBUTION; BUSINESS; MANAGEMENT; SECURITIES OWNERSHIP OF CERTAIN
                                                                 BENEFICIAL OWNERS AND MANAGEMENT; ARRANGEMENTS BETWEEN DIGITAL
                                                                 CREATIVE DEVELOPMENT CORPORATION AND ARTHUR TREACHER'S, INC.;
                                                                 DESCRIPTION OF CAPITAL STOCK
8.   Description of Registrant's
     Securities to be Registered.............................    DESCRIPTION OF CAPITAL STOCK

PART II
-------

1.   Market Price of and Dividends of the
     Registrant's Common Equity and Related
     Stockholder Matters.....................................    SUMMARY; RISK FACTORS; SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL
                                                                 OWNERS AND MANAGEMENT; DESCRIPTION OF CAPITAL STOCK; DIVIDEND
                                                                 POLICY; ARRANGEMENTS BETWEEN DIGITAL CREATIVE DEVELOPMENT
                                                                 CORPORATION AND ARTHUR TREACHER'S, INC.;

2.   Legal Proceedings.......................................    LEGAL PROCEEDINGS


3.   Changes in and Disagreements with
     Accountants on Accounting and
     Financial Disclosure....................................    NOT APPLICABLE

4.   Recent Sales of Unregistered
     Securities..............................................    NOT APPLICABLE

5.   Indemnification of Directors
     and Officers............................................    INDEMNIFICATION OF OFFICERS AND DIRECTORS


PART F/S
--------

1.   Financial Information ..................................    SUMMARY; RISK FACTORS; REASONS FOR THE DISTRIBUTION; BUSINESS;
                                                                 UNAUDITED PRO-FORMA FINANCIAL STATEMENTS; MANAGEMENT'S DISCUSSION
                                                                 AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS;
                                                                 ARRANGEMENTS BETWEEN DIGITAL CREATIVE DEVELOPMENT CORPORATION AND
                                                                 ARTHUR TREACHER'S, INC.; FINANCIAL STATEMENTS
2.   Financial Statements and
     Supplementary Data......................................    SUMMARY; RISK FACTORS; UNAUDITED PRO-FORMA FINANCIAL STATEMENTS;
                                                                 BUSINESS; MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL
                                                                 CONDITIONS AND RESULTS OF OPERATIONS; FINANCIAL STATEMENTS;
                                                                 ARRANGEMENTS BETWEEN DIGITAL CREATIVE DEVELOPMENT CORPORATION AND
                                                                 ARTHUR TREACHER'S, INC.;


PART III
--------

1.   Exhibits................................................    EXHIBITS

[ARTHUR TREACHER'S LOGO]

                        PRELIMINARY INFORMATION STATEMENT
                             (SUBJECT TO COMPLETION)
                             ARTHUR TREACHER'S, INC.


         Distribution of Approximately 30,000,000 Shares of Common Stock


         This Information Statement is being furnished in connection with the distribution by Digital Creative Development Corporation ("Digital") to holders of its common stock and its preferred stock of all the outstanding shares of common stock of Arthur Treacher's, Inc. Digital has transferred or will transfer to us its restaurant business described in this Information Statement.

         Shares of our common stock will be distributed to holders of Digital common stock and preferred stock of record as of the close of business on February 1, 2001, which will be the record date. Each such holder will receive one share of common stock for every share of Digital common stock held on the record date and such number of shares of common stock into which any preferred stock he holds on the record date is convertible. The distribution will be effective at 11:59 p.m. on ____________, 2001. Shareholders will receive cash in lieu of fractional shares.

         No shareholder approval of the distribution is required or sought. We are not asking for a proxy and you are requested not to send us a proxy. Digital shareholders will not be required to pay for the shares of our common stock to be received by them in the distribution, or to surrender or to exchange shares of Digital common stock or preferred stock in order to receive our common stock, or to take any other action in connection with the distribution. There is no current trading market for our common stock. Our common stock will trade on the NASDAQ Bulletin Board under the symbol "ATPF".

         IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE _____.

                                 --------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

         Shareholders of Digital with inquiries related to the distribution may contact Digital's transfer agent, Atlas Stock Transfer, telephone (801) 266-7151.

      The date of this Information Statement is __________________, 2001.

                           A MESSAGE FROM THE CHAIRMAN
                           RELATING TO THE SPIN-OFF OF
                             ARTHUR TREACHER'S, INC.
                  FROM DIGITAL CREATIVE DEVELOPMENT CORPORATION


         We are sending you this Information Statement to describe the distribution of shares of common stock of Arthur Treacher's, Inc. (sometimes referred to herein as "AT" or "Arthur Treacher's") held by Digital Creative Development Corporation to the stockholders of Digital Creative Development Corporation. In this distribution, you will receive one share of AT common stock for each share of Digital Creative Development Corporation common stock owned by you at the close of business on February 1, 2001 and such number of shares of AT common stock into which any preferred stock you hold on February 1, 2001 is convertible. Your shares of AT common stock will be mailed to you on or about _______________, 2001. All references in this Information Statement to Arthur Treacher's or AT refer to Digital Creative Development Corporation's restaurant business before the distribution and to Arthur Treacher's, Inc., a Delaware corporation, after the distribution.

         No stockholder action is necessary to make the distribution. You do not need to surrender shares of Digital Creative Development Corporation common stock or preferred stock to receive AT common stock in the distribution. The number of shares of Digital Creative Development Corporation common stock and preferred stock you own will not change as a result of the distribution.

         The purpose of the distribution is to separate the restaurant business from Digital Creative Development Corporation's entertainment business: (i) to allow the restaurant business to focus on its core strengths and (ii) to permit customers, stockholders and other constituencies to better evaluate the respective businesses. Digital and Arthur Treacher's, Inc. have entered into a series of agreements relating to the distribution and the relationship of Digital and Arthur Treacher's, Inc. thereafter.
These agreements are attached as exhibits to this Information Statement.

         This document provides you with detailed information about Arthur Treacher's, Inc. and the distribution. We are enthusiastic about this opportunity for Arthur Treacher's, Inc. to concentrate on its core business and dedicate its resources to the growth of its business. We encourage you to read this document carefully to learn more about Arthur Treacher's, the distribution and Arthur Treacher's future plans.


                                       Very truly yours,



                                       -----------------------------------------
                                       Bruce Galloway
                                       Chairman
_______ ___, 2001.                     Digital Creative Development Corporation

                              INFORMATION STATEMENT

                                TABLE OF CONTENTS


                                                                           PAGE
                                                                           ----
Summary ...............................................................      7
Why this Information was Sent to You ..................................      9
Summary Historical and Pro Forma Financial Information ................     10
Relationship Between Digital Creative Development Corporation
   and Arthur Treacher's, Inc. ........................................     10
The Distribution  .....................................................     11
Investor Contact ......................................................     12
Risk Factors ..........................................................     12
The Distribution ......................................................     20
Pro Forma Capitalization ..............................................     21
Reasons for the Distribution ..........................................     21
Material United States Federal Income Tax
     Consequences .....................................................     22
Description of Business of Arthur Treacher's
     Restaurant Business ..............................................     26
Legal Proceedings .....................................................     39
Where You Can Find More Information ...................................     40
Management's Discussion and Analysis ..................................     41
Unaudited Pro Forma Financial Statements ..............................     46
Management ............................................................     53
Executive Compensation and Other Matters ..............................     55
Stock Ownership of Certain Beneficial Owners and Management ...........     56
Arrangements between Digital and Arthur Treacher's ....................     60
Description of the Company's Capital Stock ............................     62
Treatment of Certain Digital and Arthur Treacher's
     Stock Options ....................................................     63
Treatment of Certain Digital Warrants .................................     64
Listing and Trading of our Common Stock ...............................     65
Certain Charter and Delaware Law Provisions ...........................     65
Delaware Business Combination Statute .................................     65
Dividend Policy .......................................................     67
Indemnification of Directors and Officers .............................     67
Distribution Agent, Transfer Agent and Registrar ......................     68
Index of Consolidated Financial Statements ............................     69
Exhibits ..............................................................     70



         You should rely only on the information contained in this Information Statement regarding the distribution. Arthur Treacher's has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this Information Statement is accurate as of the date on the front cover of this Information Statement only. Arthur Treacher's business, financial condition, results of operations and prospects may have changed since that date.

                                     SUMMARY

         This summary highlights selected information contained elsewhere in this Information Statement. It is not complete and may not contain all of the information that is important to you. To understand better the distribution and Arthur Treacher's, you should read the entire Information Statement carefully, including the risk factors and financial statements (see Risk Factors beginning on page ____ and Financial Statements beginning on page ___.) Following the distribution, we will be an independent public company, and Digital Creative Development Corporation will have no continuing stock ownership in us. Accordingly, our historical financial results as part of Digital Creative Development Corporation may not reflect our financial results in the future as an independent company, or what our financial results would have been had we been a stand-alone company during the periods presented.

                                  THE SPIN-OFF

         The following is a brief summary of the terms of the spin-off.

Distributing Company ..................................    Digital Creative Development Corporation, a Utah corporation
                                                           ("Digital") (formerly called Arthur Treacher's, Inc.).

Spun-Off Company ......................................    Arthur Treacher's, Inc., a Delaware corporation ("AT"), currently a subsidiary of Digital.  After the spin-off, AT will be an
                                                           independent public company and will continue to be named "Arthur
                                                           Treacher's, Inc."

Consideration to Be Received by Digital
  Shareholders in the spin-off ........................    Digital shareholders will receive one share of AT common stock in the spin-off for each share of Digital common stock they hold at the close of business on the record date for the spin-off, which is expected to be on or about ________, 2001, and such number of shares of AT common stock into which any preferred stock they hold at the close of business on such record date is convertible.  No action by Digital shareholders will be required to receive shares of AT common stock in the spin-off.

AT Common Stock .......................................    ______________ shares of AT common stock, which is eighty percent
                                                           (80%) of the outstanding shares of AT common stock, will be distributed in the spin-off.  Twenty percent (20%) of the
                                                           outstanding shares of AT common stock will continue to be held by
                                                           Jeffrey Bernstein, the President and Chief Executive Officer of
                                                           Arthur Treacher's.   Immediately after the spin-off, we estimate
                                                           that about ____________ shareholders of record will hold shares of
                                                           AT common stock,

                                                           although some of the shares may be registered in the name of a single shareholder who represents a number of shareholders.

Distribution Ratio ....................................    One share of AT common stock for each share of Digital common stock that you hold at the close of business on or about _____________,
                                                           2001, the record date for the spin-off, and such number of shares of AT common stock into which any preferred stock you hold on such record date is convertible.

Record Date/spin-off Date .............................    On or about February 1, 2001 (close of business).

Distribution Agent ....................................    Atlas Stock Transfer, which is the registrar and transfer agent for
                                                           Digital common stock and AT common stock.

NASDAQ OTC Symbol .....................................    ATPF

Trading Market ........................................    There has been no trading market for AT common stock.

Tax Consequences ......................................    A Digital shareholder generally will recognize ordinary dividend income for federal income tax purposes to the extent of the lesser of the fair market value of the shares of AT common stock received and such shareholder's ratable share of Digital's current and accumulated earnings and profits for the year of the distribution.
                                                           To the extent that the fair market value of the shares of AT common stock received by the Digital shareholder exceeds such
                                                           shareholder's ratable share of Digital's current and accumulated earnings and profits for the year of the distribution, such excess first will reduce such shareholder's aggregate adjusted federal income tax basis in such shareholder's shares of Digital, and any remaining excess will be treated as gain or loss from the sale or exchange of the shareholder's Digital Stock.  Such gain or loss will be capital gain or loss if the shares of Digital common stock are held as a capital asset by the Digital shareholder. Digital anticipates that, due to its deficit in accumulated earnings and profits and its expected deficit in current earnings and profits, no portion of the distribution of the AT common stock will be treated as a dividend. See "Material United States Federal Income Tax
                                                           Consequences" for a more detailed description of the federal income tax consequences of the spin-off.

Relationship Between Digital and AT ...................    AT and Digital will enter into a distribution agreement and other agreements described in the section entitled "Relationship Between
                                                           Digital and AT."  Digital and AT may enter into additional or modified agreements, arrangements and transactions, all of which will be negotiated at arm's length.

Management and Management
  Compensation ........................................    The compensation, awards and other benefits  payable to selected members of management are described in "Management."

                            -------------------------

You should carefully read the "Risk Factors" beginning on page ______.

                            -------------------------

         If you have any questions relating to the spin-off, you may contact Gary Herman at 212-603-7557.

         After the spin-off, if you are a shareholder of AT and have questions relating to the spin-off, you may contact AT directly


                  Arthur Treacher's, Inc.
                  5 Dakota Drive
                  Suite 302
                  Lake Success, New York 11042
                  Tel: 516-358-0600
                  Fax:  516-358-5076
                  Attention: Corporate Secretary


                 WHY THIS INFORMATION STATEMENT WAS SENT TO YOU

         This Information Statement is being delivered to you because you were an owner of Digital common stock or preferred stock on February 1, 2001. This entitles you to receive a distribution of one share of the common stock of our new company, Arthur Treacher's, Inc., a Delaware corporation, for each share of Digital common stock owned by you on February 1, 2001 and such number of shares of AT common stock as any preferred stock you hold is convertible. Although no action is required on your part to cause this to happen and you do not have to pay cash or other consideration to receive these shares, the distribution of these shares to you will have certain tax and other consequences, so please read the information in this document carefully. It is not, and is not to be construed as, an inducement or encouragement to hold, buy or sell any of our securities. The information set forth in this Information Statement is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and we will not update the information except in the normal course of our respective public disclosure obligations and practices.

         Digital has historically operated in two businesses or segments: the restaurant business and the entertainment business. This Information Statement describes: the business of Arthur Treacher's; the relationship between Digital and Arthur Treacher's; how this transaction benefits Digital and its stockholders; and provides other information to assist you in evaluating the benefits and risks of holding or disposing of your shares of Arthur Treacher's common stock. Arthur Treacher's has applied to have the Arthur Treacher's common stock included for quotation on the Nasdaq Bulletin Board under the symbol "ATPF". All references in this Information Statement to Arthur Treacher's refer to Digital's restaurant business before the spin-off and to Arthur Treacher's after the spin-off.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

         Set forth below is a summary of certain historical and pro forma financial information relating to the restaurant group of Digital:




RESTAURANT GROUP
----------------

                                         6/30/96         6/30/97         6/30/98          6/30/99         6/30/00
                                         -------         -------         -------          -------         -------
NET SALES                            $  7,877,910     $ 17,775,659    $ 22,986,762     $ 21,531,829    $ 13,547,419

INCOME(LOSS) FROM
CONTINUING OPERATIONS                $ (1,154,340)    $ (2,079,022)   $ (2,768,695)    $ (5,846,719)   $ (3,077,412)

RELATED EARNINGS PER
COMMON SHARE                         $      (0.14)    $      (0.16)   $      (0.19)    $      (0.40)   $      (0.19)

TOTAL ASSETS                         $  2,670,304     $  7,622,866    $  7,312,594     $  2,641,519    $  1,343,558

LONG TERM OBLIGATIONS                $    458,923     $  1,570,305    $  1,398,805     $  1,119,300    $    470,994

CASH DIVIDENDS                       $         -      $         -     $         -      $         -     $         -

                                                    THREE MONTHS ENDED
                                                  10/1/00         9/26/99
                                                 -------------------------
RESTAURANT GROUP
----------------

NET SALES                                      $ 2,941,988     $ 3,899,702

INCOME(LOSS) FROM
CONTINUING OPERATIONS                          $  (106,851)    $  (221,068)

RELATED EARNINGS PER
COMMON SHARE                                   $     (0.03)    $     (0.02)

TOTAL ASSETS                                   $ 1,183,199     $ 2,254,274

LONG TERM OBLIGATIONS                          $   433,159     $ 1,062,757

CASH DIVIDENDS                                 $        -      $        -



          RELATIONSHIP BETWEEN DIGITAL CREATIVE DEVELOPMENT CORPORATION
                                       AND
                             ARTHUR TREACHER'S, INC.


         All Arthur Treacher's common stock held by Digital is being distributed to the Digital stockholders as described in this Information Statement. Digital will have no ownership interest in Arthur Treacher's after the distribution. Arthur Treacher's board of directors will consist of four directors. At the outset, all of the Arthur

Treacher's directors, with the exception of Arthur Treacher's new Chief Executive Officer and Gary Herman, will be former directors of Digital.

         Please review the information set forth under the captions "Arrangements Between Digital Creative Development Corporation and Arthur Treacher's" and "Description of Capital Stock" for further details about Arthur Treacher's relationship with Digital, its capital structure and matters related to corporate governance.


                                THE DISTRIBUTION

         After thorough consideration, the board of directors of Digital determined that a distribution of shares of Arthur Treacher's was in the best interest of the stockholders of Digital. The Digital board of directors considered a number of factors in determining to recommend approval of the spin-off of Arthur Treacher's including:

         -        the recent proposed valuations of Arthur Treacher's;

         - the current financial market conditions and the historical market information concerning Digital common stock, the ability of Arthur Treacher's to become a viable public company and create substantial stockholder value by, among other things, allowing the financial community to focus separately on the restaurant business and the entertainment business; and

         - the ability to focus greater management attention and resources on opportunities for our business and to focus on better managing our cost structure. Digital will similarly benefit by being able to focus on its retained entertainment business and its growth opportunities.


         Please review the information set forth under the caption "Reasons for the Distribution" for further details about the reasons for the distribution.

         Each Digital stockholder will receive one share of Arthur Treacher's common stock for every share of Digital common held and such number of shares of AT common stock into which any preferred stock held is convertible. As of February 1, 2001, Digital had [ ] shares of common stock outstanding.

         Distribution and Transfer Information. Atlas Stock Transfer will act as the distribution and transfer agent for the distribution. The distribution agent will mail stock certificates beginning on or about the distribution date.

         Record Date, Distribution Date. The record date for the distribution will be the close of business on February 1, 2001. On the record date, Digital will transfer to a custodian all of the shares of Arthur Treacher's common stock pursuant to an irrevocable custody arrangement. On or about [ , ], the custodian will deliver the shares to Arthur Treacher's transfer agent, who will then mail them to the Digital stockholders of record as of the record date.

         No Fractional Shares. No fractional shares of Arthur Treacher's common stock will be distributed. Fractional shares of Arthur Treacher's common stock will be aggregated and sold by Atlas Stock Transfer to provide cash to holders in lieu of such fractional shares.

         Trading Market. Arthur Treacher's has applied to have the Arthur Treacher's common stock included for quotation on the Nasdaq Bulletin Board under the symbol "ATPF".


                                INVESTOR CONTACT

         Arthur Treacher's and Digital stockholders with questions about the distribution should contact Jeffrey Bernstein at Arthur Treacher's principal executive offices at 5 Dakota Drive, Suite 302, Lake Success, New York 11042; telephone (516) 358-0600. This contact information will remain the same after the distribution.


                                  RISK FACTORS

         You should carefully consider the risks described below when evaluating your ownership of Arthur Treacher's common stock. The risks and uncertainties described below are not the only ones Arthur Treacher's faces. Additional risks and uncertainties Arthur Treacher's is presently not aware of or that it currently considers immaterial may also impair Arthur Treacher's business operations.

         If any of the following risks actually occurs, Arthur Treacher's business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of the Arthur Treacher's common stock could decline significantly.

         This Information Statement contains forward-looking statements. These statements include words such as "may," "will," "expect," "believe," "intended," "anticipate," "estimate" or similar words. These statements are based on Digital's current beliefs, expectations and assumptions. Arthur Treacher's actual results could differ materially from those anticipated in these forward-looking statements due to certain factors, including the risks described below and elsewhere in this Information Statement. Arthur Treacher's undertakes no obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

          DIGITAL OPERATED SOLELY AS A RESTAURANT BUSINESS UNTIL FEBRUARY 2000, WHEN IT COMMENCED DEVELOPMENT OF ITS ENTERTAINMENT BUSINESS. ARTHUR TREACHER'S MAY INCUR LOSSES AS A RESULT OF OPERATING SOLELY AS A RESTAURANT BUSINESS AGAIN.

          Since starting the entertainment business in February 2000, Digital's operations have consisted of the restaurant business and the entertainment business. The commencement of the entertainment business has allowed Digital, among other things, to:

         - concentrate on its broadband and digital content delivery business; and

         - enable Digital to explore significant business opportunities not otherwise available to its restaurant business, including developing an internet-related service and developmental business engaging in strategic alliances to foster entertainment-related operations.

         Arthur Treacher's alone cannot be sure that its operating results will not be adversely affected by the loss of one or more of the above attributes. Any loss of the benefits provided by the combination with the entertainment business could seriously harm Arthur Treacher's operating results which would negatively affect the value of your investment.

         ARTHUR TREACHER'S OPERATING RESULTS HAVE VARIED SIGNIFICANTLY IN THE PAST AND ARE LIKELY TO VARY SIGNIFICANTLY IN THE FUTURE. ARTHUR TREACHER'S STOCK PRICE MAY DECLINE IF IT FAILS TO MEET THE EXPECTATIONS OF ANALYSTS AND INVESTORS.

         Arthur Treacher's quarterly and annual operating results have been and will likely continue to be affected by a wide variety of factors that could have a negative effect on revenue and profitability. These factors include, but are not limited to:

         -        seasonality considerations as to operations;

         - lack of access to additional financing and working capital to cover operating and capital expenditures;

         -        general conditions in the restaurant industries; and

         -        availability of products to supply ongoing operations.


THE SPIN-OFF OF ARTHUR TREACHER'S WILL RESULT IN TAXABLE GAIN TO DIGITAL, AND ARTHUR TREACHER'S MAY BE HELD LIABLE FOR SUCH TAX AS A RESULT OF HAVING BEEN INCLUDED IN DIGITAL'S CONSOLIDATED GROUP

         The distribution of Arthur Treacher's will be a taxable event to Digital. If any corporate tax is incurred by Digital as a result of the distribution, Arthur Treacher's, as a member of the consolidated group of corporations of which Digital is the common parent for federal income tax purposes, may be held jointly and severally liable for such tax. In such event, Arthur Treacher's may be forced to increase its debt or issue equity to pay such tax, and there can be no assurance that these sources of funding will be available. An increase in debt could negatively impact Arthur Treacher's financial position and future results of operations, while an issuance of equity could dilute your interest in Arthur Treacher's.

BECAUSE THE DISTRIBUTION OF ARTHUR TREACHER'S STOCK TO YOU IS TREATED AS A TAXABLE DISTRIBUTION, YOU MAY BE TREATED AS RECEIVING TAXABLE CAPITAL GAINS OR TAXABLE ORDINARY INCOME.

         You generally will recognize ordinary dividend income for federal income tax purposes to the extent of the lesser of the fair market value of the shares of Arthur Treacher's common stock received and your ratable share of Digital's current and accumulated earnings and profits for the year of the distribution. Any excess of the fair market value of the Arthur Treacher's common stock over your ratable share of Digital's current and accumulated earnings and profits first will reduce your aggregate adjusted federal income tax basis in your shares of Digital, and any remaining excess will be treated as (generally) capital gain or loss from the sale or exchange of your Digital common stock.

THERE HAS NEVER BEEN A TRADING MARKET FOR THE NEW ARTHUR TREACHER'S COMMON STOCK BEING DISTRIBUTED IN THIS TRANSACTION. ACCORDINGLY THE STOCK PRICE MAY BE VOLATILE. THIS VOLATILITY MIGHT KEEP YOU FROM RESELLING YOUR SHARES AT OR ABOVE THE PRICE ON THE DISTRIBUTION DATE.

         Prior to the distribution, there has been no public market for Arthur Treacher's common stock. Arthur Treacher's has applied to have its common stock included for quotation on the Nasdaq Bulletin Board. Based on the trading patterns of other companies which became publicly traded in similar transactions, Arthur Treacher's believes the initial trading volume in Arthur Treacher's common stock will be moderate as investors assess Arthur Treacher's progress as a public, stand-alone company. However, an active, sustained trading market may not develop.

         A number of factors may affect the price and liquidity of the Arthur Treacher's common stock, including:

         - actual or anticipated fluctuations in Arthur Treacher's operating results;

         - changes in expectations as to Arthur Treacher's future financial performance or changes in securities analysts' financial estimates; and

         - the operating and stock price performance of other comparable companies.

         In addition, Arthur Treacher's common stock may be followed by few, if any, market analysts and there may be few institutions acting as market makers for the common stock. Either of these factors could adversely affect the liquidity and trading price of the Arthur Treacher's common stock. Also, the stock market in general has experienced extreme price and volume volatility that has especially affected the market prices of securities of many companies. At times, this volatility has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of the common stock, regardless of Arthur Treacher's actual operating performance.

ARTHUR TREACHER'S HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF ITS RESULTS AS A SEPARATE COMPANY.

         The historical financial information of Arthur Treacher's is shown in the unaudited pro-forma financial statements at page ____ and does not necessarily reflect what Arthur Treacher's financial position, results of operations and cash flows would have been had it been a separate, stand-alone entity during the periods presented. In addition, the historical information is not necessarily indicative of what its results of operations, financial positions and cash flows will be in the future. Arthur Treacher's has not made adjustments to reflect many significant changes that will occur in its cost structure, funding and operations as a result of its separation from Digital, including changes in its employee base, changes in its legal structure and increased costs associated with being a public, stand-alone company.

         For additional information, see "Unaudited Pro Forma Condensed Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and historical consolidated financial statements and notes thereto.

ARTHUR TREACHER'S MUST OBTAIN ASSIGNMENT OF ALL MAJOR CONTRACTS IT WILL ASSUME FROM DIGITAL. SOME OF THE PARTIES TO THESE MAJOR CONTRACTS MAY NOT CONSENT TO THE ASSIGNMENT AT ALL OR WITHOUT ADVERSE CHANGES TO THE EXISTING COSTS, TERMS AND CONDITIONS.

         Because Arthur Treacher's is a newly-formed entity, all of the contracts under which it will operate must be either assigned from Digital or entered into again. We cannot be certain that parties to these existing contracts will be willing to assign them to Arthur Treacher's at all or on terms no less favorable than those currently in effect with Digital. If any of the parties to these contracts are unwilling to assign them on favorable terms, Arthur Treacher's results of operations could be adversely affected. Although Digital has undertaken to provide the benefits of those contracts to Arthur Treacher's, there is no guarantee that such arrangements will be effective.

ARTHUR TREACHER'S MAY ENGAGE IN FUTURE ACQUISITIONS THAT RESULT IN INCREASED DEBT, ASSUMPTION OF LIABILITIES AND OTHER MANAGERIAL CHALLENGES THAT MAY RESULT IN A NEGATIVE EFFECT ON OPERATIONS.

         As part of its overall strategy to enhance or accelerate its development efforts, Arthur Treacher's may acquire or invest in complementary companies or enter into joint ventures or strategic alliances with other companies. Risks commonly encountered in such transactions include the difficulty of assimilating the operations and personnel of the combined companies; the potential disruption of Arthur Treacher's ongoing business; the inability to retain key technical and managerial personnel; the inability of management to maximize the financial and strategic position of Arthur Treacher's through the successful integration of the acquired business; decreases in reported earnings as a result of charges for amortization of acquired intangible assets; dilution of existing equity holders; difficulty in maintaining controls, procedures and policies; and the impairment of relationships with employees and customers as a result of any integration of new personnel. There can be no assurances that Arthur Treacher's would be successful in overcoming these risks or any other problems encountered in connection with such business combinations, investments or joint ventures, or that such transactions will not have an adverse effect on Arthur Treacher's business, financial condition and results of operations.

OUR PLANNED EXPANSION INTO NEW GEOGRAPHIC AREAS INVOLVES A NUMBER OF RISKS, MANY OF WHICH ARE BEYOND OUR CONTROL.

         Almost all of our current restaurants are located in the eastern and mid-western regions of the United States. Our planned expansion within and outside these regions involves a number of risks, including:

         - uncertainties related to demographics, regional tastes and preferences;

         - legal requirements, local custom, wages, costs and other economic conditions;

         - the need to develop relationships with local distributors and suppliers for fresh produce, fresh tortillas and other ingredients;

         - potential difficulties related to management of operations located in a number of broadly dispersed locations; and

         - lack of market awareness or acceptance of our restaurant concept.

         We may not be successful in addressing these risks. We also may not be able to open our planned new operations on a timely basis, or at all. Once the new restaurants are opened, they may not be operated profitably. Delays in opening or failure to open planned new restaurants could have a material adverse effect on our business and results of operations. We currently anticipate that our new restaurants will take several months to reach planned operating levels due to inefficiencies typically associated with new restaurants, such as lack of market awareness, acceptance of our restaurant concept and inability to hire sufficient staff.

THE SUCCESS OF OUR RAPID EXPANSION STRATEGY WILL DEPEND ON A VARIETY OF FACTORS, MANY OF WHICH ARE BEYOND OUR CONTROL.

         We intend to continue to pursue a rapid expansion strategy. There are currently two Arthur Treacher's Fish & Chips/Pudgie's Famous Chicken co-brand units and one Pudgie's Famous Chicken unit under construction. Following the successful consolidation of the our operations into our Lake Success, New York headquarters and significant reductions in corporate overhead, our focus will now be on opening new units through franchising and co-branding. It is anticipated that during calendar 2001, contracts will be signed for not less than fifteen additional restaurants, to be operated either as Arthur Treacher's Fish & Chips, Pudgie's Famous Chicken, or both. We also expect that a significant number of Miami Subs, Nathan's and/or Kenny Rogers co-brand units will be added during 2001. By the end of calendar 2001, we expect to be operating or franchising/co-branding, in excess of 250 restaurants, primarily up and down the East Coast of the United States, as far west as Ohio and Michigan. We remain confident that our management/infra-structure is equipped to handle growth of this magnitude. Our ability successfully to achieve our expansion strategy will depend on a variety of factors, many of which are beyond our control. These factors include:

         - our ability to locate suitable restaurant sites or negotiate acceptable lease terms;

         - our ability to obtain required local, state and federal governmental approvals and permits related to construction of the sites, food and alcoholic beverages;

         - our dependence on contractors to construct new restaurants in a timely manner;

         - our ability to attract, train and retain qualified and experienced restaurant personnel and management;

         -        our ability to operate our restaurants profitably;

         -        our ability to engage new franchisees;

         - our need for additional capital and our ability to obtain such capital on favorable terms or at all;

         - fluctuations in food costs particularly the cost of fish, seafood and chicken (to the extent not mitigated by the terms of annual contracts with suppliers);

         - our ability to respond effectively to the intense competition in the quick-service restaurant industry; and

         -        general economic conditions.


OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, WHICH COULD HAVE A NEGATIVE EFFECT ON THE PRICE OF OUR COMMON STOCK.

         - Our quarterly and annual operating results and comparable unit sales may fluctuate significantly as a result of a variety of factors, including:

                  - labor costs for our hourly and management personnel, including increases in federal or state minimum wage requirements;

                  - fluctuations in food costs, particularly the cost of fish, seafood and chicken.

                  - the timing of new restaurant openings and related expenses;

                  - the amount of sales contributed by new and existing restaurants;

                  - our ability to achieve and sustain profitability on a quarterly or annual basis;

                  -        consumer confidence;

                  -        changes in consumer preferences;

                  - the level of competition from existing or new competitors in the quick-service restaurant industry;

                  - factors associated with closing a unit, including payment of the base rent for the balance of the lease term;

                  -        impact of weather on revenues and costs of food; and

                  -        general economic conditions.

         Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. We cannot assure that comparable unit sales for any particular future period will not decrease.

THE RESTAURANT INDUSTRY IS INTENSELY COMPETITIVE, AND WE MAY NOT HAVE THE RESOURCES TO COMPETE ADEQUATELY.

         The restaurant industry is intensely competitive. There are many different segments within the restaurant industry that are distinguished by types of service, food types and price/value relationships. We position our restaurants in the high-quality, quick-service food segment of the industry. Competition in our industry segment is based primarily upon food quality, price, restaurant ambiance, service and location. Although we believe we compete favorably with respect to each of these factors, many of our direct and indirect competitors are well-established national, regional or local chains and have substantially greater financial, marketing, personnel and other resources than we do. We also compete with many other retail establishments for site locations.

         The performance of individual units may also be affected by factors such as traffic patterns, demographic considerations and the type, number and proximity of competing restaurants. In addition, factors such as inflation, increased food, labor and employee benefit costs and the availability of experienced management and hourly employees may also adversely affect the restaurant industry in general and our units in particular.

THE ABILITY TO ATTRACT AND RETAIN HIGHLY QUALIFIED PERSONNEL TO OPERATE AND MANAGE OUR RESTAURANTS IS EXTREMELY IMPORTANT, AND OUR FAILURE TO DO SO COULD ADVERSELY AFFECT OUR BUSINESS.

         Our success and the success of our individual restaurants depend upon our ability to attract and retain highly motivated, well-qualified restaurant operators and other management personnel, as well as a sufficient number of qualified employees, including guest service and kitchen staff, to keep pace with our expansion schedule. Qualified individuals needed to fill these positions are in short supply in certain areas, and our inability to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher employee turnover in existing restaurants, which could have a material adverse effect on our business or results of operations. We also face significant competition in the recruitment of qualified employees. In addition, we are heavily dependent upon the services of our officers and key management involved in restaurant operations, marketing, finance, purchasing, expansion, human resources and administration. The loss of any of these individuals could have a material adverse effect on our business and results of operations.

WE MAY NOT BE ABLE TO MANAGE THE GROWTH WE EXPECT IN OUR OPERATIONS.

         Our growth strategy will place a strain on our management, financial and other resources. To manage our growth effectively, we must maintain the level of quality and service at our existing and future restaurants. We must also continue to enhance our operational, financial and management systems and locate, hire, train and retain experienced and dedicated operating personnel, particularly managers. We may not be able to effectively manage any one or more of these or other aspects of our expansion. Failure to do so could have a material adverse effect on our business and results of operations.

OUR FAILURE TO OBTAIN ADDITIONAL FINANCING WHEN NEEDED WOULD ADVERSELY AFFECT OUR BUSINESS.

         We believe that anticipated cash flow from operations and funds anticipated to be available from a credit facility will be sufficient to satisfy our working capital requirements for at least the next 12 months. We plan to incur substantial costs over the near-term in connection with our expansion plans. We may need to seek additional financing sooner than we anticipate as a result of the following factors:

         -        changes in our operating plans;

         -        acceleration of our expansion plans;

         -        lower than anticipated sales of our menu offerings;

         -        increased food and/or labor costs;

         -        potential acquisitions; and

         - additional financing may not be available on acceptable terms, or at all. If we fail to get additional financing as needed, our business and results of operations would likely suffer.


ARTHUR TREACHER'S DIRECTORS AND EXECUTIVE OFFICERS MAY HAVE CONFLICTS OF INTEREST BECAUSE OF THEIR OWNERSHIP OF DIGITAL COMMON STOCK.

         Certain of Arthur Treacher's directors and executive officers have a substantial amount of their personal financial portfolio in Digital common stock, preferred stock, warrants and options to purchase Digital common stock. Ownership of Digital common stock by Arthur Treacher's directors and officers after its separation from Digital could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for Digital and Arthur Treacher's. For information regarding directors' and officers' ownership of Digital common stock, see "Management - Stock Ownership of Directors and Executive Officers."

ARTHUR TREACHER'S IS SUBJECT TO ANTI-TAKEOVER PROVISIONS

         Certain provisions of Arthur Treacher's Certificate of Incorporation and By-laws could make it more difficult for a third party to gain control of Arthur Treacher's, even if a change in control might be beneficial to its stockholders. This could adversely affect the market price of the common stock. These provisions include the ability of the board of directors to designate and issue preferred stock without stockholder consent.

THERE ARE POSSIBLE ADVERSE EFFECTS OF PENNY STOCK RULES ON LIQUIDITY FOR ARTHUR TREACHER'S SECURITIES

         Trading of the Arthur Treacher's common stock will be conducted on the NASDAQ Bulletin Board. An investor may find it more difficult to dispose of or to obtain accurate quotations as to the price of such securities because Arthur Treacher's is not listed on the NASDAQ Small-Cap Market.

         If both the price per share is below $5.00 and Arthur Treacher's revenues fall below $6,000,000 per year, Arthur Treacher's common stock would be subject to certain penny stock rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Arthur Treacher's is hopeful that with the acquisition of Pudgie's Famous Chicken, revenues will not fall below that floor. Rule 15g-9 under the Exchange Act imposes additional sale practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by this Rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. For any transaction by broker-dealers involving a penny stock, unless exempt, the rules require delivery, prior to a transaction in a penny stock, of a risk-disclosure document relating to the penny stock market. Disclosure is also required to be made about compensation payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, such Rule may affect the ability of broker-dealers to sell Arthur Treacher's common stock. If Arthur Treacher's securities were subject to the rules on penny stocks, the market liquidity for Arthur Treacher's securities could be severely adversely affected.


                                THE DISTRIBUTION

         The board of directors of Digital has declared a distribution to its stockholders of one share of Arthur Treacher's common stock for every share of Digital common stock held on February 1, 2001, the record date for the distribution, and such number of shares of common stock into which any preferred stock held on February 1, 2001 in convertible. As a result of the distribution, all of the then outstanding Arthur Treacher's common stock held by Digital will be distributed to Digital's stockholders. See "Description of Capital Stock."

         Effective ______________, Digital elected to convert all of the outstanding stock held by private investors in Digital's subsidiary, DCDC (Delaware), to shares of Digital on a one-for-one basis. Accordingly, former holders of shares of DCDC (Delaware) will participate in the distribution of Arthur Treacher's common stock on a one-for-one basis. DCDC (Delaware) is now a wholly-owned subsidiary of Digital.

         On ______________, Digital will effect the distribution by delivering all of the Arthur Treacher's common stock to ________________, which will hold such shares as custodian for the benefit of the Digital's stockholders of record as of the record date pursuant to an irrevocable custody arrangement. On or about ___________________, the distribution agent will deliver the shares to Atlas Stock Transfer, Digital's transfer agent, which will then mail the shares to the Arthur Treacher's stockholders of record as of the record date.

         No fractional shares will be issued as part of the distribution. The distribution agent will aggregate undistributed fractional shares and sell such shares at the earliest practicable date at the then-prevailing market price. Each person who would be otherwise entitled to receive a fractional share will instead receive a cash payment equal to such person's proportionate share of the net proceeds of the sale of such aggregate undistributed fractional shares.

         Digital's stockholders will not be required to pay any cash or other consideration for the Arthur Treacher's common stock received in the distribution. The distribution of the Arthur Treacher's common stock to Digital stockholders will, however, have certain tax and other consequences, as discussed in this document.

         The general terms and conditions of the arrangements between Arthur Treacher's and Digital as a result of the distribution are set forth in the Separation and Distribution Agreement, the General Assignment and Assumption Agreement and the Indemnification and Insurance Matters Agreement, as well as other ancillary agreements. For more information regarding these agreements, please see "Arrangements Between Digital and Arthur Treacher's." Digital will pay the costs and expenses incurred in connection with the distribution.

         For more information regarding tax consequences, see "Risk Factors" and "Material United States Federal Income Tax Consequences."


                            PRO FORMA CAPITALIZATION


         The following table sets forth the capitalization and certain other balance sheet data of Arthur Treacher's as of October 1, 2000. This information should be read in conjunction with the pro forma financial information included elsewhere in this Information Statement.


Preferred stock, authorized 10,000,000 shares, $.001 par value; no shares
         issued and outstanding                                                                $       -

Common stock, authorized 75,000,000 shares, $.001 par value; 29,629,576 shares
         issued and outstanding                                                                      29,630

Additional paid-in-capital                                                                       14,880,256

Accumulated deficit                                                                             (18,253,785)
                                                                                              --------------
                           Total                                                               $ (3,343,899)
                                                                                              ==============


                          REASONS FOR THE DISTRIBUTION

         After thorough consideration, the board of directors of Digital determined that a spin-off of the restaurant business was in the stockholder's best interest. The Digital board of directors considered a number of factors in determining to recommend approval of the spin-off of the restaurant business including:

         -        The recent proposed valuation of Arthur Treacher's;

         - The current financial market conditions and the historical market information concerning Digital common stock, the ability of Arthur Treacher's to become a viable public company and create substantial stockholder value by, among other things, allowing the financial community to focus separately on the restaurant business and the entertainment business; and

         - The ability to focus greater management attention and resources on opportunities for our business and to focus on better managing our cost structure. Digital will similarly benefit by being able to focus on its retained entertainment business and its growth opportunities.

         Our restaurant business has exhibited different growth characteristics, customers and distribution channels from Digital's other segments. Those differences are expected to continue in the future. Digital's management believes that the different businesses require inherently different strategies in order to maximize their long-term value. Consequently, Digital's current structure, which involves the operation of each of these segments under a group structure, while efficient in the past, is not now the most effective structure to design and implement the distinct strategies necessary to operate each segment successfully in a manner that maximizes its long-term value.

         After reviewing Digital's goals and objectives and considering other possible methods of enhancing the growth of Arthur Treacher's, Digital's management and board of directors concluded that enhancing this business through the formation of Arthur Treacher's and the distribution would be in the best interest of Digital stockholders. Digital's board of directors approved the formation of Arthur Treacher's and the distribution based on a thorough analysis of information provided by management.

         Digital will account for the spin-off of the restaurant business as follows. The basis of all assets, liabilities and stockholder's equity will carry over into the new entity, Arthur Treacher's. For tax and legal purposes, Digital will record the distribution of Arthur Treacher's stock as a taxable spin-off. At the time Digital transfers the common stock of Arthur Treacher's to the custodian, Digital will account for the fair market value of the shares distributed as a distribution and will record as a taxable gain, the difference, if any, between the tax basis of the shares distributed and the fair market value of such shares. The fair market value of the shares of Arthur Treacher's common stock will be based on the trading price at the date of distribution.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of certain material United States federal income tax consequences resulting from the distribution, acquisition, ownership and disposition of Arthur Treacher's common stock. The summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations promulgated and proposed thereunder ("Regulations"), judicial authority and current administrative rulings and practice, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect a holder of the common stock. No rulings have been requested (or will be requested) by Digital from the Internal Revenue Service (the

"IRS") as to any of the matters discussed below, and it is possible that the IRS will take positions that differ from those stated herein.

         The discussion below does not address all aspects of United States federal income taxation that may be relevant to particular holders of Arthur Treacher's common stock in the context of their specific investment circumstances or to certain types of holders subject to special treatment under United States federal income tax laws (for example, dealers in securities, insurance companies, financial institutions, tax-exempt organizations, foreign corporations, foreign partnerships, individuals who are not citizens or residents of the United States, estates and trusts, the income of which is not subject to United States federal income taxation without regard to source and persons in special situations such as those who hold the Arthur Treacher's common stock as part of a hedging or conversion transaction or straddle). The discussion does not address any aspect of state, local or foreign taxation. In addition, the discussion assumes that Digital shareholders will hold the Arthur Treacher's common stock as a "capital asset" (generally, property held for investment) within the meaning of Section 1221 of the Code.

         DIGITAL SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF THE ARTHUR TREACHER'S COMMON STOCK AS WELL AS THE APPLICATION OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

CONSEQUENCES TO ARTHUR TREACHER'S

         The distribution of Arthur Treacher's common stock will not be a taxable event to Arthur Treacher's. However, such distribution will be a taxable event to Digital, which will incur taxable gain as a result of such distribution measured by the difference between the fair market value of the distributed Arthur Treacher's common stock and Digital's adjusted federal income tax basis in such stock. If corporate tax is imposed upon such gain, Arthur Treacher's would be jointly and severally liable with Digital and with each other member of the consolidated group of which Digital is the common parent. If the IRS were to attempt to collect from Arthur Treacher's any tax due with respect to the gain arising from the distribution of its stock by Digital, Arthur Treacher's may be forced to increase its debt or issue equity to pay such tax, and there is can be no assurance that these sources of funding will be available. An increase in debt could negatively impact Arthur Treacher's financial position and future results of operations, while an issuance of equity could dilute a shareholder's interest in Arthur Treacher's.

CONSEQUENCES TO DIGITAL SHAREHOLDERS

         Taxation of Distribution

         A Digital shareholder that receives shares of Arthur Treacher's in the contemplated distribution will recognize ordinary dividend income for federal income tax purposes to the extent of the lesser of the fair market value of the shares of Arthur Treacher's common stock received and such shareholder's ratable share of Digital's current and accumulated earnings and profits for the year of the distribution. [The fair market value of the Arthur Treacher's shares will be established by subsequent trading that develops with respect to such shares. Digital expects that each shareholder's ratable share of Digital's current and accumulated earnings and profits for the year in which the Arthur Treacher's shares will be distributed will be $____ per share of Digital common stock owned]. Any excess of the fair market value of the Arthur Treacher's common stock over the shareholder's ratable share of Digital's current and accumulated earnings and profits first will reduce the shareholder's aggregate adjusted federal income tax basis in the shares of Digital owned by such shareholder, and any remaining excess will be treated as (generally) capital gain or loss from the sale or exchange of such shareholder's Digital common stock. In the case of non-corporate persons, the maximum federal income tax rate that would apply to such capital gain is (i) 20% if such shareholder had held the Digital shares deemed exchanged for more than one year and (ii) the rate that applies to ordinary income (i.e., a graduated rate up to a maximum of 39.6%) if the shareholder's holding period for the Digital shares deemed exchanged was up to twelve months. The deductibility of capital losses is subject to certain limitations as described in the Code.

         If a Digital corporate shareholder's receipt of Arthur Treacher's stock is characterized as a dividend pursuant to the above rules, such shareholder generally will be eligible to claim the 70% dividends received deduction pursuant to Section 243 of the Code with respect to such dividend. There are, however, many exceptions and restrictions relating to the availability of the dividends received deduction, including restrictions relating to the holding period of the stock under Section 246(c) of the Code and debt-financed portfolio stock pursuant to Section 246A of the Code.

         Pursuant to Section 1059 of the Code, the tax basis of any Digital shares held by a corporate shareholder for two years or less (ending on the earliest of the date on which Digital declares, announces, or agrees to payment of the Arthur Treacher's shares) will be reduced (but not below zero) by the non-taxed portion of an "extraordinary dividend" for which a dividends-received deduction is allowed. To the extent a corporate shareholder's tax basis in its Digital common stock would have been reduced below zero but for the foregoing limitation, such shareholder will recognize such amount as capital gain from the exchange of such shareholder's Digital common stock. Generally, an "extraordinary dividend" is a dividend that (i) when aggregated with all dividends having ex-dividend dates with an 85-day period equals or exceeds 5% of the corporate shareholder's adjusted federal income tax basis in its shares of Digital common stock or (ii) when aggregated with all dividends having an ex-dividend date within a 365-day period exceeds 20% of such corporate shareholder's adjusted federal income tax basis in its Digital common stock. If an election is made by the corporate shareholder, in certain circumstances the fair market value of the Digital common stock as of the day before the ex-dividend date may be substituted for such shareholder's aggregate adjusted basis in applying these tests.

         Corporate shareholders of Digital are urged to consult their tax advisors regarding the extent, if any, to which the exceptions and restrictions and rules under Section 1059 apply to the receipt of Arthur Treacher's common stock.

         Digital anticipates that, due to its deficit in accumulated earnings and profits and its expected deficit in current earnings and profits, no portion of the distribution of the AT common stock will be treated as a dividend.

         Ownership of Arthur Treacher's Common Stock

         Digital shareholders receiving Arthur Treacher's common stock will take an initial federal income tax basis in such stock in an amount equal to the fair market value of such stock, and their holding period in the Arthur Treacher's common stock for federal income tax purposes will begin on the date of the distribution. [The fair market value of the Arthur Treacher's common stock will be determined once trading begins with respect to such stock.] Distributions on the Arthur Treacher's common stock that are paid out of Arthur Treacher's current and accumulated earnings and profits, as determined for federal income tax purposes, will be taxable to an Arthur Treacher's shareholder as ordinary dividend income in an amount equal to the amount of cash, or the fair market value of any property, distributed. To the extent, if any, that the amount of the distribution exceeds the amount of Arthur Treacher's current and accumulated earnings and profits, such distribution first will reduce the shareholder's adjusted federal income tax basis in the Arthur Treacher's common stock and, to the extent such distribution exceeds such adjusted tax basis, will be treated as capital gain. Such capital gain will be long-term capital gain if the shares of Arthur Treacher's have been held for more than twelve months, and will be taxable to non-corporate shareholders at the rates specified above in "Material United States Federal Income Tax Consequences - Consequences to Digital Shareholders - Taxation of Distribution." Corporate shareholders may be eligible to claim the dividends received deduction with respect to any distributions made on Arthur Treacher's common stock, subject to such limitations as are described above in "Material United States Federal Income Tax Consequences - Consequences to Digital Shareholders - Taxation of Distribution."

         Disposition of Arthur Treacher's Common Stock

         Gain or loss realized by an Arthur Treacher's shareholder upon the sale of all or a portion of such shareholder's Arthur Treacher's common stock will be subject to United States federal income tax as capital gain in an amount equal to the difference between the sum of the amount of cash and fair market value of other property received and such shareholder's adjusted basis in the Arthur Treacher's common stock surrendered. Such gain will be long-term capital gain if the shares of Arthur Treacher's common stock sold had been held for more than one year, and will be taxable to non-corporate persons at the rates described above in "Material United States Federal Income Tax Consequences - Consequences to Digital Shareholders - Taxation of Distribution."

BACKUP WITHHOLDING

         A shareholder of Digital that receives a distribution of Arthur Treacher's common stock, and a subsequent shareholder of Arthur Treacher's that receives a distribution with respect to such stock, may be subject to backup withholding at the rate of 31% with respect to each such distribution, unless the shareholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A shareholder who does not provide its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the holder's tax liability.

DESCRIPTION OF BUSINESS OF ARTHUR TREACHER'S

         Digital is principally involved in two lines of business. Digital is engaged in the operation, franchising, ownership and development of "Arthur Treacher's Fish and Chip's" and Pudgie's Famous Chicken fast food restaurants. Commencing in February 2000, Digital established a subsidiary to become engaged in acquiring and investing in entities that create and provide entertainment content to both business and the consumer through digital broadband and conventional distribution platforms.


                                   BACKGROUND


         Digital was originally founded in 1969 as Arthur Treacher's Fish & Chips, Inc., a Delaware corporation. In 1979, Mrs. Paul's, Inc. ("Mrs. Paul's") purchased Arthur Treacher's Fish & Chips, Inc. In 1982, Lumara Foods of America, Inc. ("Lumara") acquired the assets of Arthur Treacher's Fish & Chips, Inc. from Mrs. Paul's. Lumara sought bankruptcy protection in 1983. In December 1983, Arthur Treacher's Inc., an Ohio corporation, entered into an agreement to purchase the assets of Lumara, during Chapter XI bankruptcy proceedings. In February 1984, Arthur Treacher's Inc., an Ohio corporation, merged into El Charro, Inc., a Utah corporation, which consummated the acquisition of the assets of Lumara and changed its name to Arthur Treacher's, Inc. On May 31, 1996, an investor group organized by Mr. Bruce Galloway, the current Chairman of the Board, acquired control of Digital.

         In February 2000, Digital formed a subsidiary, DCDC (Delaware), for the purpose of acquiring and investing in entities engaged in the creation of traditional entertainment content and broadband. In March 2000, Digital formed the subsidiary, Arthur Treacher's, Inc., a Delaware corporation. In August 2000, Digital, a Utah corporation, changed its name from Arthur Treacher's, Inc.
to Digital Creative Development Corporation.


                               RESTAURANT BUSINESS


(A)      OVERVIEW

         On December 29, 2000, the Arthur Treacher's system consists of restaurants, comprised of Company-owned restaurants and independently owned and operated franchised locations and franchise restaurants co-branded with Miami Subs, Corp. ("Miami Subs"), Nathan's Famous Hot Dogs and Pudgie's Famous Chicken as follows:

                  Company Owned Restaurants
                  -------------------------

                           Arthur Treacher's Fish & Chips:               16
                           Pudgie's Famous Chicken:                       5
                           Treacher's/Pudgie's Co-Brand:                  6
                                                                        ---
                           Total:                                        27

                  Franchised Restaurants
                  ----------------------

                           Arthur Treacher's Fish & Chips:               57

                           Pudgie's Famous Chicken:                      21
                           Treacher's/Pudgie's Co-Brand:                  1
                           Nathan's/Treacher's Co-Brand:                 15
                           Kenny Rogers/Treacher's Co-Brand:              1
                           Miami Subs/Treacher's Co-Brand:               43
                                                                         --
                           Total:                                       138


          The restaurants are located in 13 states in the mid-western and eastern United States as well as Washington D.C., Puerto Rico and the province of Ontario, Canada. Arthur Treacher's main product is its "Original Fish & Chips" product consisting of fish fillets coated with a special batter prepared under a proprietary formula, deep-fried golden brown, and served with English-style chips and two corn meal "hush puppies." Arthur Treacher's other products include chicken, shrimp, clams and an assortment of other seafood combination dishes. The restaurants offer British-style fish & chips and seafood and/or fried skinless chicken cuisine.

         In August 1998, the Company commenced pursuing co-branding opportunities. On August 13, 1998, the Company entered into a co-branding licensing agreement with Miami Subs. Miami Subs offers fresh fast food including hot and cold submarine sandwiches, cheesesteak sandwiches and various ethnic foods. In August 1999, Nathan's Famous Hot Dogs opened its first co-branded restaurant with Arthur Treacher's in Yonkers, New York.

         o        FRANCHISE EXPANSION & CO-BRANDING

         Arthur Treacher's intends to focus on franchising the Arthur Treacher's Fish & Chips brand restaurants and accelerate its co-branding expansion with Miami Subs, Nathan's Famous Hot Dogs, Kenny Rogers Roasters and Pudgie's Famous Chicken. The targeted territories for franchise and co-brand expansion will primarily include New York, New Jersey, Delaware, Pennsylvania, Ohio, Michigan, Maryland, Washington D.C., Florida and Ontario. Arthur Treacher's will continue to capitalize on the strength of its brand through franchising and co-branding. The co-branding programs with Miami Subs, Nathan's Famous Hot Dogs, Kenny Rogers Roasters, Pudgie's Famous Chicken and other approved quick serve and casual dining restaurant chains will continue to provide an additional source of franchise revenue.

         Arthur Treacher's seeks co-branding between two restaurant concepts when one concept provides a product or serves a demographic group that is underserved by the other. In addition, the Company will seek complementary concepts that offer different products to the same customers during different parts of the day. Arthur Treacher's looks to co-branding as an opportunity to add incremental revenue for each of its Fish & Chips restaurants systemwide.

         As of November 1997, the Company entered into a management agreement with Miami Subs as to one location, and in August 1998, the Company entered into a co-brand license agreement with Miami Subs to put a limited Arthur Treacher's menu in Miami Subs units. As of June 30, 2000, 63 Miami Subs, 14 Nathan's and 4 Pudgie's restaurants have co-branded with Arthur Treacher's.

          Arthur Treacher's receives royalties and initial franchise fees under each co-brand franchise agreement. Arthur Treacher's anticipates opening additional co-brand locations during the current fiscal year with each of its co-brand partners.

         o        EXPANSION IN PREVIOUSLY EXCLUSIVE TERRITORY

         Arthur Treacher's acquired the exclusive development rights from its Canadian franchisee in December 1999 and has begun to seek franchises for the Ontario territory. Arthur Treacher's intends initially to develop the Toronto market before expanding into other regions of Ontario. The growth plan will primarily be franchise expansion with additional emphasis on seeking co-brand partners with an established multi unit Canadian concept.

         o        CORPORATE FRANCHISEES

         Arthur Treacher's

         The most crucial element of our market strategy is growth by expansion. Each new location in the concept provides additional presence, additional consumer awareness of the concept, additional revenues, either derived from the profits of Company-owned stores or royalty revenues from franchise-owned stores, additional contributions to the collective advertising fund and increased purchasing leverage through increased economies of scale.

         We have elected a modest and controlled growth strategy, projecting the addition of six to twelve stores per year. This will allow us to expand and increase its revenues at a steady pace, while still allowing for the effective control of overhead and expansion costs.

         Pudgie's Famous Chicken

         Pudgie's uses several different methods to implement its strategy of expansion. The first is growth through the addition of franchise-owned locations. The addition of franchise-owned locations allows the company to increase its unit-base without having to utilize its operating capital and without the need to seek financing. We still can derive, from each new franchise unit, the benefits of increased presence and consumer awareness, greater leverage in advertising and purchasing through economies of scale, and even the increased revenue stream from the 5% continuing royalties on net sales. Each new franchise location also places a much lesser administrative burden on the company, inasmuch as franchisees are responsible for the full management of their own stores, thus helping keep overhead costs to a minimum.

         In addition, Pudgie's has explored the possibility of increasing the number of company-owned locations, the possibility of converting existing chains in similar markets, and has explored the possibility of co-branding with other complementary concepts.

         In October 1999, Pudgie's Famous Chicken in West Babylon began offering its customers various items from the menu of the concept Arthur Treacher's Fish & Chips. This experiment to test the results of co-branding an existing unit proved to be a success. Store revenues have increased 30% from prior year's sales since the introduction of this concept, and what is typically a material lull in sales during the season of Lent was significantly mitigated this past term.

         Pudgie's Franchise Corp. is presently authorized to offer franchises for sale in New York, New Jersey, Connecticut, Pennsylvania, Virginia, Ohio, California, Massachusetts and Nevada. Pudgie's is also a member of the International Franchise Association.

         Arthur Treacher's intends to develop joint programs with new corporate franchisees for regional expansion opportunities in certain selected markets. This program will entail a corporate sponsor for a particular region based upon metropolitan population densities. A region would typically be large enough to cover an area that could accommodate ten or more store locations. Arthur Treacher's anticipates that a regional representative franchise agreement would be executed with the corporate franchisee providing it with rights to a specified region and to support from the Company in order to develop the area within certain guidelines established by the Company relating, among other things, to a minimum number of restaurants to be opened within particular time periods. Arthur Treacher's also intends to grant new franchises to operators of single restaurants. There can be no assurance, however, that suitable franchisees can be located or that regional representative franchise agreements will be reached on terms acceptable to Arthur Treacher's.

         Arthur Treacher's and Pudgie's Famous Chicken estimate the cost of opening a new restaurant at between $115,000 and $220,000 per restaurant (assuming the land and building are leased) depending upon factors such as the size of the restaurant, the lease, remodeling cost and local construction costs.

         Co-branding the Arthur Treacher's menu into another restaurant concept entails a conversion cost of approximately $5,000 to $35,000 depending on the existing restaurant equipment being used by the co-brand partner.

         By standardizing the construction and equipment procurement process of its restaurant network, Arthur Treacher's believes that it could develop the economies of scale in the design and site selection process for franchises. A supplementary benefit of such an expansion program could include proposals to arrange for regional or national equipment leasing and financing programs and the use of national or regional contractors to provide support for franchisees wishing to expand. There can be no assurance that such programs will be reached on terms acceptable to Arthur Treacher's.

         Arthur Treacher's proposed expansion will be dependent on, among other things, attracting quality franchise candidates, the availability of suitable restaurant sites, negotiation of acceptable lease terms, timely development of such sites, obtaining landlords' consents to renovations, constructing or renovating restaurants, hiring of skilled management and other personnel, the general ability to successfully manage growth (including monitoring restaurants, controlling costs and maintaining effective quality controls) and the availability of adequate financing. In the case of franchised restaurants, Arthur Treacher's will be substantially dependent on the management skills of its franchisees.

         With respect to Pudgie's Famous Chicken, since Pudgie's is a heavy delivery concept with a simple menu, the typical Pudgie's can effectively operate in a location as modest as 800 to 1500 square feet, and in a location that does not need to be a premier traffic and visibility location, thus allowing units to have the advantage of typically lower rents. Equipment requirements are few, and the capital outlay required to open a new franchise is significantly less than other comparative and competitive franchises in this market. As a result of the mitigating cost factors, a Pudgie's Famous Chicken location can typically operate profitably with lower than industry average unit sales per location.

         Additionally, there is the clear benefit in operating a unit which is part of a growing chain. The opening of each new franchise location contributes presence and revenue to Pudgie's Franchise Corp., and contributes revenue to the Pudgie's advertising fund. Increased advertising revenue correlates directly to more aggressive spending, thus increasing brand and consumer awareness.

         Ultimately, such increases in sales lead to an ever-expanding revenue stream for Pudgie's Franchise Corp., the corporate-owned Pudgie's Famous Chicken locations and for each Pudgie's franchisee

(B)      MARKETING, PROMOTION AND ADVERTISING

        Core menu items

        Batter-dipped fish, chicken, shrimp and signature-cut potatoes (chips) continue to account for more than 75% of Arthur Treacher's annual sales during the fiscal year ended June 30, 2000. Arthur Treacher's has built a strong brand awareness over the past 31 years with its core menu and anticipates increasing the marketing and promotion of the batter-dipped products. Arthur Treacher's restaurants are designed to produce the batter-dipped products easily. Increasing the sales of already high volume products will improve product rotation and help ensure hot, fresh food for customers.

        Arthur Treacher's believes that batter-dipped food is a strong focus for the menu because, in part, batter-dipped food cannot be prepared easily at home. Most households do not have a deep fryer and a recipe for batter.

        Marketing strategies

        Arthur Treacher's. Mall-based stores are critical to Arthur Treacher's success. Seventy percent of the Arthur Treacher's system wide revenue for the fiscal year ended June 30, 2000 was mall-based. Therefore, marketing strategies are tailored to generate business in malls. If the tactics are feasible for freestanding stores, the marketing approach is expanded to the freestanding markets. Certain promotions developed for freestanding stores will not necessarily be successful in the mall locations. Freestanding locations can benefit substantially from external media (print, radio, television, direct mail and out of home). Purchasing external media to drive customers to a mall food court and to an Arthur Treacher's restaurant in that food court becomes cost efficient when the concentration of stores can adequately support the marketing cost of the external media. The geographic distribution of Arthur

Treacher's mall-based and freestanding stores permits Arthur Treacher's to design marketing programs for each region. Most of Arthur Treacher's freestanding and mall locations are in separate markets. Northeast Ohio and Central Pennsylvania have most of the freestanding stores, while the mall-based Arthur Treacher's are located primarily in the New York to Philadelphia corridor and Florida.

        A local marketing-training program for managers of those Arthur Treacher's restaurants located in food courts has been implemented. The program is designed to enable and empower managers to market their stores within the confines of the mall by capturing new customers, using fewer discounts and improving frequency of visits. Promotional tools have been provided to the managers. Managers are working with their supervisors and the marketing department to create marketing plans tailored to the needs of each store. Managers of freestanding locations are also being trained in local marketing techniques which are designed to reflect the different needs of freestanding stores.

        Pudgie's Famous Chicken. With respect to Pudgie's Famous Chicken, because of the value-conscious market to which Pudgie's caters, distribution of coupons through a direct-mail campaign, typically as inserts in money-saver publications, has had the most powerful positive impact on sales over any other form of marketing. Since June 1998, Pudgie's Famous Chicken has undertaken an aggressive advertising campaign which includes the distribution of free standing inserts. Money-saver publications such as The Pennysaver, The Shoppers' Guide, The Yankee Trader, The Staten Island Advance, The Marketeer, Town News, Home News Tribune and Newsday's Clip-It, have all featured these types of coupon flyers, typically with a different set of coupons and different values offered every month.

        Pudgie's Famous Chicken has aired numerous radio and television commercials and participates in various local community-oriented programs, such as street fairs, parades and school lunches, combining advertising with a community presence

(C)     FRANCHISES

        As of December 20, 2000, Arthur Treacher's had 138 independently owned and operated franchised locations consisting of 79 traditional Arthur Treacher's Fish & Chips and/or Pudgie's Famous Chicken restaurants and 59 co-branded restaurants. Arthur Treacher's has three options for franchises: individual stores, co-branding and area development. Pursuant to its franchise agreement, Arthur Treacher's Fish & Chips and Pudgie's Famous Chicken provide their respective franchisees with a method of operation, including trade secrets, technical knowledge, a supply distribution program and standards for customer service, quality control, decor, layout, signs and accounting systems. Arthur Treacher's Fish & Chips and Pudgie's Famous Chicken also provide centralized advertising and cooperative advertising programs and an initial training program, which is required for franchisees. Franchisees are typically required to spend a minimum of three percent of monthly gross sales on advertising. In addition, each franchisee must purchase certain private label proprietary food, paper supplies, equipment and signage from Company-approved suppliers and distributors.

        Arthur Treacher's does not select restaurant sites for franchisees, but all sites are subject to Arthur Treacher's approval. Arthur Treacher's also requires that its franchisees name Arthur Treacher's as an additional insured party on their property and casualty insurance policies and that vendors provide subrogation to Arthur Treacher's with respect to their product liability insurance.

        Pursuant to their respective standard franchise agreements, which are incorporated in their respective Uniform Franchise Offering Circulars, the initial franchise fee for a one unit Arthur Treacher's Fish & Chips or a Pudgie's Famous Chicken franchise is $30,000. The fee for an area development franchise is dependent upon population density and competitive factors within a given market. The fee for an area development franchise is $69,500. These franchise fees do not include the costs associated with the operation of the restaurant, including food, supplies, labor, equipment, occupancy costs and taxes.

        Co-branding fee arrangements may vary depending on the growth potential, commitments and development schedules agreed upon with the co-brand partner.

        Each franchisee is subject to a royalty fee of a maximum of six percent of the franchisee's gross sales, net of sales taxes and certain other adjustments, based upon sales reports at the end of each calendar month. In the fiscal year ended June 30, 2000, Arthur Treacher's received a total of $466,690 in franchise fees and royalty income. Franchisees fees vary primarily because of the age of the franchise contract, with an average royalty of about three percent. Reduced royalty fees have been granted by Arthur Treacher's for certain older franchise contracts and for franchisees who operate multiple units.

        As of October 14, 2000, franchisees operating four restaurants have either been notified of being in default for non-payment of royalties or are more than 90 days in default on royalty payments. The inability of Arthur Treacher's franchisees to make payments on a timely basis will adversely affect Arthur Treacher's liquidity and its operations.

(D)     SUPPLIERS AND PRICING

        Seafood prices, particularly the price of fish, are subject to supply problems due to environmental and economic factors. Arthur Treacher's is developing measures to minimize the effect on its operations.

        Arthur Treacher's principal product is fish, and currently Arthur Treacher's uses primarily Deep Skinned Alaskan Pollack. Other species are being tested as alternatives due to supply, price and availability. Arthur Treacher's and franchisees utilize two suppliers for fish and one supplier for shrimp. For the fiscal year ended June 30, 2000, purchases of fish and shrimp accounted for approximately 20% and 7%, respectively of Arthur Treacher's operating expenses, excluding occupancy costs. Such supplies and prices are subject to volatility. Seafood of the quality sought by Arthur Treacher's tend to trade on a negotiated basis depending upon supply and demand at the time of purchase. Supply and price can be affected by multiple factors, such as weather, politics and economics in the producing countries. An increase in the prices of seafood, particularly fish, could have an adverse effect on Arthur Treacher's.

        Arthur Treacher's maintains relationships with certain seafood vendors in an effort to obtain seafood of the quality and in the quantity demanded by Arthur Treacher's customers. These relationships enable Arthur Treacher's to maintain its supply of fish as well as affording Arthur Treacher's some price stability. Arthur Treacher's has sought to mitigate the effects of price volatility by entering into agreements with its principal fish suppliers to provide fixed prices for seafood products during the six months to one year duration of the contracts. Such fixed price agreements also help ensure Arthur Treacher's supply of fish and enable Arthur Treacher's to reduce its supply costs. Although Arthur Treacher's anticipates that the agreements will be renewed on substantially the same terms as the current agreements, there can be no assurance that the new terms will not be more costly. However, Arthur Treacher's believes that alternative suppliers of pollack, cod and other seafoods are available if the prices increase substantially. Management also intends to take advantage of changing technologies with respect to the "farming" and breeding of selected species of fish and seafood products, and currently purchases some fish products that are "farmed."

        Arthur Treacher's uses many individual suppliers for many of its significant non-seafood items. For example: potatoes, chicken, cups, shortening and proprietary fish batter and hushpuppy mix are each purchased from different suppliers under oral and written agreements which set the price for one year. All of Arthur Treacher's supplies are delivered by such suppliers to one distributor who services Arthur Treacher's restaurants from three distribution centers. Any disruption in supplies from such suppliers could temporarily have an adverse effect on Arthur Treacher's operations, although Arthur Treacher's believes that the supplier could readily be replaced. Except with respect to Arthur Treacher's proprietary products, franchisees can purchase such products from other suppliers or distributors, subject to Arthur Treacher's prior approval.

(E)     COMPETITION

        The restaurant business is highly competitive with respect to price, service, location and food quality and is generally considered to be a mature industry. Competition in the industry can be expected to increase. The industry is affected by changes in consumer eating habits and preferences, local, regional and national economic conditions, demographic trends, automobile traffic patterns, government regulation, employee availability and commodity and operating cost fluctuations, many of which are beyond Arthur Treacher's control. Any unplanned or unanticipated changes in these factors could adversely affect Arthur Treacher's.

        There are numerous well-established competitors in the operating areas of Arthur Treacher's. Restaurants operated or franchised by Arthur Treacher's compete directly not only with quick service restaurants ("QSRs"), but also with moderately priced family and specialty restaurants. Significant competitors include fast food seafood restaurants such as Long John Silvers and Captain D's, casual dining restaurants with a seafood emphasis such as Red Lobster and Landry's, and other chains that serve seafood or chicken, or both.

        Arthur Treacher's primary competitors in the fast service seafood restaurant business are Long John Silvers and Captain D's. Both competitors have company-owned and franchised restaurant operations in certain regions of the United States. Long John Silvers is the largest competitor and Captain D's, a wholly-owned subsidiary of Shoney's, Inc., has a strong regional presence in the southeastern United States. The amount of competition varies among Arthur Treacher's principal regional markets. Both Captain D's and Long John Silvers compete directly with Arthur Treacher's in Ohio and Pennsylvania, although the level of competition is highest in several Pennsylvania markets. Long John Silvers competes directly with Arthur Treacher's in several of its markets in Florida.

        In Ontario, Arthur Treacher's has significant direct competition from independent fish and chips restaurants, but less direct competition from other major fast service seafood chains. Many of Arthur Treacher's competitors possess substantially greater financial, marketing, personnel and other resources than those of Arthur Treacher's. Such competitive pressures limit Arthur Treacher's ability to increase food and beverage prices, and thus may limit the extent to which Arthur Treacher's and its franchisees can offset certain costs of doing business. There can be no assurance that well-established competitors will not place additional restaurants in close proximity to those of Arthur Treacher's and its franchisees.

        Arthur Treacher's also faces vigorous competition from other QSR chains in attracting and retaining suitable franchises. Arthur Treacher's plans to increase its number of franchised restaurants, but there can be no assurance that it will be able to attract and retain suitable franchisees.

        Arthur Treacher's has developed a concentration of restaurant locations in the food courts of regional shopping malls. The competition in the malls typically consists of the eight to fourteen different restaurant concepts in each food court. Each food concept generally serves a distinctive menu item which may compete, directly or indirectly, with Arthur Treacher's. There can be no assurance that Arthur Treacher's will continue to be able to compete effectively with such food concepts. Top competitors in food courts include Sbarros, Chik-fil-a, Philly Stations, a variety of small chains featuring Japanese, Chinese, Cajun and other ethnic foods. Major QSR chains such as McDonald's, KFC, Burger King, Wendy's, and Taco Bell are opening in food courts. The major chains benefit from broad consumer awareness generated by broadcast media. These concepts can dominate a food court.

(F)     SEASONALITY

        Arthur Treacher's derives a significant portion of its sales during the November/December (Christmas) and March/April (Easter) seasons, which are reflected in Arthur Treacher's operating results for the second and third quarter. These seasonal effects are dependent upon the general retailing environment and customers' preference to shopping malls. Weather can have a significant affect on shopping in Northern climates. These areas can be significantly impacted by weather during December, January and February. Approximately 70% of Arthur Treacher's systemwide net sales is derived from shopping malls. Arthur Treacher's derives approximately 15% of its total net sales from operations of the stores located in shopping malls during the holiday season.

(G)     EMPLOYEES

        At September 30, 2000, Arthur Treacher's had approximately 300 employees. A total of approximately 245 employees are paid on an hourly basis and 55 employees receive a salary. Six of Arthur Treacher's employees perform executive functions. Most of Arthur Treacher's employees are employed at Arthur Treacher's restaurants.

Arthur Treacher's believes that the number of persons employed is adequate to conduct Arthur Treacher's current level of operations but is mindful of current labor shortages adversely affecting the restaurant and similar businesses.

(H)     GOVERNMENT REGULATION

        Arthur Treacher's business is subject to extensive federal, state and local government regulation, including regulations relating to franchising, public health and safety, zoning and fire codes. The failure to obtain or retain food or other licenses would adversely affect the operations of Arthur Treacher's restaurants.

        Arthur Treacher's is subject to federal and state laws, rules and regulations that govern the offer and sale of franchises. Arthur Treacher's is also subject to a number of state laws that regulate certain substantive aspects of the franchisor-franchisee relationship. If Arthur Treacher's is unable to comply with the franchise laws, rules and regulations of a particular state, relating to offers and sales of franchises, Arthur Treacher's will be unable to engage in offering or selling franchises in such state. Arthur Treacher's believes it is in material compliance with such laws, rules and regulations and has not been cited for non-compliance. Arthur Treacher's is not currently subject to any investigation by any federal or state regulatory authority.

        On a national level, the FTC requires Arthur Treacher's to furnish prospective franchisees with a disclosure document which complies with the FTC's Trade Regulation Rule (the "FTC Rule"). Pudgie's Famous Chicken is also required to furnish prospective franchisees with such a disclosure document. Arthur Treacher's current FTC disclosure document is effective for use in the 37 states, and the District of Columbia, that do not require registration of disclosure documents. However, in the 13 remaining states, Arthur Treacher's is required to register a state-specific document and receive an effective registration notice prior to the commencement of sales of franchises in such states.

        Arthur Treacher's is qualified to sell franchises in selected states that require a state-specific document, although Arthur Treacher's believes that it could register in all registration states if it chose to offer franchises in such states. Arthur Treacher's is required to update its FTC disclosure document to reflect the occurrence of material events. The occurrence of any such events may, from time to time, require Arthur Treacher's to modify its disclosure documents within 90 days or stop offering and selling franchises until the document is so updated. There can be no assurance that Arthur Treacher's will be able to update its disclosure document or become registered to offer or sell franchises in certain states consistent with its expansion plans, or that Arthur Treacher's will be able to comply with existing or future franchise regulations in any particular state, any of which could have an adverse effect on Arthur Treacher's.

(I)      TRADE AND SERVICE MARKS AND TRADE SECRETS

         Arthur Treacher's believes that the "Arthur Treacher's" and the "Arthur Treacher's Fish & Chips" trade and service marks, and other marks may have significant value and are important to the marketing of its restaurants and products. All are registered with the United States Patent Office. Arthur Treacher's registered "Arthur Treacher's Seafood Grille" as a trade and service mark in 1998. Arthur Treacher's principal trademarks and service marks,

"Arthur Treacher's" and "Arthur Treacher's Fish and Chips," are subject to renewal for 10 year periods upon application to the United States Patent Office between 2007 - 2009. The other trade and service marks are subject to renewal for 10 year periods on various dates between 2000 - 2010. Upon expiration of each period, the marks may be renewed for successive 10 year periods. Arthur Treacher's also registered the trademark "Arthur Treacher's Fish & Chips" in Canada on July 23, 1999. This trademark is subject to renewal every 15 years. There can be no assurance, however, that Arthur Treacher's trade and service marks do not, or will not, violate the proprietary rights of others, that Arthur Treacher's trade and service marks would be upheld if challenged or that Arthur Treacher's would not be prevented from using its trade or service marks. Any of the aforementioned instances could have a material adverse effect on Arthur Treacher's and its franchisees. Arthur Treacher's trade and service marks have not been and are not subject to any material challenges, and Arthur Treacher's has acted to vigorously defend the marks in several isolated instances where alleged infringement has occurred.

         Arthur Treacher's utilizes a proprietary batter mix in connection with the preparation of its seafood products. There can be no assurance that such recipe will not be copied by a competitor, and that Arthur Treacher's business will not be adversely affected.

(J)      PUDGIE'S FAMOUS CHICKEN

         In October, 2000, Arthur Treacher's purchased all of the outstanding capital stock of the entities which own and act as franchisor of the Pudgie's Famous Chicken chain of fast food chicken restaurants. Pudgie's consists of 32 restaurants in the New York tri-state metropolitan area, including 10 company-owned stores and 22 franchises. The purchase price was 20% of the issued and outstanding stock of Arthur Treacher's. Mr. Jeffrey Bernstein, the Chief Executive Officer of Pudgie's, has become Chief Executive Officer and President of Arthur Treacher's.

         COMPANY HISTORY

         The first Pudgie's Famous Chicken location was opened in 1981 in Bethpage, New York, and the company had grown to approximately 100 locations during its peak period in the early 1990's. The company consummated a public offering in 1992, at which time management changed hands. The change in management, over-expansion and excessive corporate overhead caused Pudgie's Famous Chicken to seek Chapter 11 Bankruptcy protection in September 1996. During the two-year period that the company operated as a Chapter 11 Debtor-in-Possession, the company's debt grew to a level that was disproportionate to the revenues it could generate. In addition, little market support was offered to the existing franchise base. As a result of the company's inability to reorganize under Chapter 11 insolvency laws, the assets comprising Pudgie's Famous Chicken were offered for sale at a bankruptcy court auction, free of liabilities and at a significantly discounted price.

         In June 1998, following the bankruptcy court auction, Pudgie's Restaurant Corp., Pudgie's Franchise Corp. and Pudgie's Famous Chicken, LLC, acquired the assets of Pudgie's Famous Chicken. The distressed nature of the assets at the time allowed for the acquisition on most favorable terms which has translated into a successful turnaround of operations in a matter of months following the bankruptcy auction sale.

         After much scrutiny, it was determined that Pudgie's Famous Chicken still had market presence and loyalty in Long Island and the surrounding areas, making the acquisition most attractive. Thus, upon conclusion of the bankruptcy sale in June 1998, Pudgie's Famous Chicken, LLC assumed control of the company's intellectual property, Pudgie's Restaurant Corp. assumed control of fourteen corporate locations, and Pudgie's Franchise Corp. assumed the franchise rights to the remaining twenty-three individually owned franchise locations. Jeffrey Bernstein was named President and CEO of each of the Pudgie's companies.

         Since 1991, Jeffrey Bernstein, a twenty-year veteran in the food industry, has been the principal of Consolidated Services, Inc., a Long Island-based financial consulting firm, which specializes in "turn-around management."

         Turn-around management is the process by which troubled companies are reorganized so that lost value may be restored to a distressed asset. In many cases, turnaround companies far exceed their pre-turnaround values, which forms the foundation of a substantial debt free-asset base.

         Since Pudgie's Famous Chicken, LLC, Pudgie's Restaurant Corp. and Pudgie's Franchise Corp. have been operating Pudgie's Famous Chicken, the ability to immediately improve the revenues available from corporate and franchise locations has caused the resumption of advertising, improved operations, including bringing equipment back to a state of operational repair, increased branding and customer awareness, improved store appearance, and steadily increased sales volume at the corporate owned locations.

         Today, Pudgie's Famous Chicken has a strong regional presence, with thirty-two locations concentrated primarily in Long Island, New York, New Jersey and Connecticut, with satellite units located in Ohio, as well as in Jakarta, Indonesia.

         All intellectual property, inclusive of trademarks, copyrights, etc., is owned by Pudgie's Famous Chicken, LLC, a Delaware Limited Liability Company. The ten corporate stores are each owned by a separate corporation, commonly operated and managed by Pudgie's Restaurant Corp.

         Pudgie's Franchise Corp. generates revenue based on the sale and continuity of franchise stores. The fee to purchase a new franchise is $30,000 and franchisees pay a continuing fee equal to 5% of net sales revenue.

         Each corporate location and each franchise location is obligated to contribute an additional 3% of net sales revenue to an advertising fund, which is maintained and controlled by Pudgie's Franchise Corp. All cooperative advertising revenue that is received by Pudgie's Franchise Corp. is expended by Pudgie's Franchise Corp. on advertising.

         It is Pudgie's intention to continue this trend to increase sales in both corporate-owned and franchise locations, and to expand by increasing the number of corporate owned locations and adding presence through the addition of more regional franchise stores.

         MARKET STRATEGY

         Pudgie's signature product is "America's Favorite Skinless Chicken Since 1981." Pudgie's chicken is prepared by removing the skin from the breast, leg and thigh, followed by marinating the product in a proprietary breading and frying in a low-fat soybean oil. The result is a product that is a lower fat alternative to competitive fried chicken and other fast-food alternatives.

         Pudgie's is primarily a take out and delivery-based dinner concept. Approximately 40% of all location sales are deliveries, and 60% are pick-ups. Store sales peak during the height of dinner hour, from 5:00 to 7:30 PM. A handful of Pudgie's Famous Chicken locations offer in-house dining options. These locations often cater to a larger lunch crowd.

         Pudgie's primary consumer is the dual and middle income family with children ranging in age from infants and toddlers to younger and older teens. Pudgie's Famous Chicken, as a healthier fast food alternative appeals to concerned mothers, consumers who are conscious of their own health and the health of their families, and consumers who are not willing to sacrifice product quality and product taste. The Pudgie's concept appeals to working parents whose hectic schedules leave precious little time and energy to cook at home seven days a week, and to those who want a product that's fast, convenient, healthier than a "typical" fast-food pit-stop, as well as one that's reasonably priced.

         Pudgie's branded character is the Pudgster, a plump chicken with a cute face, a friendly smile and the Pudgie's Famous Chicken logo emblazoned on his chest. Along with the Pudgster, as well as various dessert and kids menu options, Pudgie's Famous Chicken is a fun concept that appeals to children of all ages, as well as their parents.

         All of these factors have contributed to Pudgie's having built a unique niche in the home-meal replacement market.

(K)      PROPERTIES

         Arthur Treacher's principal executive offices are located at 5 Dakota Drive, Suite 303, Lake Success, New York 11042. Arthur Treacher's rents its 3,500 square feet of headquarters space for an annual rent of approximately $84,000 pursuant to a lease which expires on December 31, 2005.

         Arthur Treacher's 17 restaurants are leased by MIE Hospitality, a wholly-owned subsidiary of Arthur Treacher's. In addition, with respect to five leases, Arthur Treacher's either guarantees the obligations of franchisees or leases the properties and subleases them to franchisees. Arthur Treacher's freestanding restaurants are each approximately 2,000 square feet and Arthur Treacher's restaurants located in malls are each approximately 400 to 1,100 square feet.

         The leases have remaining terms ranging from one to 18 years. Many of the leases contain renewal options for periods of five to 10 years. Arthur Treacher's is reviewing whether to continue to operate any marginal restaurants and to renegotiate the terms of each restaurant lease upon the expiration of each lease. The following chart sets forth the expiration dates of the terms of
(i) the leases of Company owned restaurants, and (ii) Arthur Treacher's leases which are subleased to franchisees and leases of franchisees which are guaranteed by Arthur Treacher's.

                              Leases Subject
                              to Guarantees
       Number of Leases       or Subleases            Expiration Date
       ----------------       ---------------         ---------------

                3                      0              2000
                3                      8              2001
                3                      5              2002
                7                      5              2003
                8                      3              2004
                3                      4              Thereafter



                                LEGAL PROCEEDINGS

         The following is a description of certain legal proceedings affecting Arthur Treacher's, Inc.

         ATAC Corporation and Patrick Cullen v. Arthur Treacher's, Inc. and James Cataland, Case No. 1:95CV 1032, In the U.S. District Court, Northern District, Ohio Eastern Division; filed May 9, 1995. On November 16, 1994, Arthur Treacher's terminated the agency agreement of a Regional Development Representative, ATAC Corporation, on the grounds that ATAC breached the agreement by assigning the agency agreement to a third party without the consent of Arthur Treacher's. ATAC claims that Arthur Treacher's was aware of and consented to the third-party assignment. Arthur Treacher's is unaware of any document signed by a properly-authorized representative of Arthur Treacher's formally authorizing or consenting to the assignment. On May 9, 1995, ATAC filed the action and alleged that Arthur Treacher's terminated the contract without cause, tortiously interfered with other business relationships, committed wrongful conversion of the territory and committed restraint of trade and price-fixing, breach of contract, fraud, and violations of RICO. ATAC originally demanded a minimum of $2,750,000 in compensatory damages and $6,000,000 in punitive damages. In response to the original complaint, Arthur Treacher's filed a motion to dismiss all of the claims. In addition, Arthur Treacher's filed a counterclaim against ATAC seeking a Declaratory Judgment that ATAC does not have a service contract with Arthur Treacher's in certain areas which Arthur Treacher's does business, that ATAC has committed breach of contract and that Arthur Treacher's is entitled to indemnification for previous lawsuits which have occurred because of the actions of ATAC on behalf of Arthur Treacher's. ATAC has twice amended the claims and allegation of the original complaint. In the Third Amended Complaint, ATAC asserts claims against Arthur Treacher's and Arthur Treacher's former President, James Cataland, for fraud, breach of contract, tortious interference with contract, violations of the Ohio Business Opportunity Act, violations of the Ohio Consumer Sales Practices Act and breach of fiduciary duty. ATAC seeks in excess of $10,000,000 in compensatory, punitive, and statutory damages from Arthur Treacher's. In response to the

Third Amended Complaint, Arthur Treacher's in 1997 filed a Motion to Dismiss ATAC's claims 13 for breach of fiduciary duty and under the Consumer Sales Practices and Business Opportunity Acts. Arthur Treacher's also requested that the district court dismiss the claim against Arthur Treacher's former President. Arthur Treacher's in 1998 filed Motions for Summary Judgment on behalf of itself and Arthur Treacher's former President with respect to all of ATAC's claims (except breach of contract) and requested that the court refer the remaining contract claim to binding arbitration. The Court granted Arthur Treacher's Motion to Stay the lawsuit pending arbitration and the ruling is presently the subject of an appeal to the Sixth Circuit Court of Appeals. The parties submitted briefs to the Sixth Circuit between July and October of 1999 and a hearing was held in June 2000. The Sixth Circuit should hand down its decision within the next few months.

         Arthur Treacher's originally believed that the lawsuit was an attempt by plaintiffs to regain the territory by forcing Arthur Treacher's to defend expensive litigation at significant expense, and that the plaintiffs' claims are without merit. Arthur Treacher's now understands that ATAC solely seeks damages from Arthur Treacher's. Arthur Treacher's still believes that ATAC's claims are meritless. Arthur Treacher's attorneys have been instructed to vigorously defend Arthur Treacher's from the claims made by ATAC and pursue any counterclaims.

         In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Arthur Treacher's consolidated results of operations of financial position.


                       WHERE YOU CAN FIND MORE INFORMATION


         As a result of the distribution, the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires Arthur Treacher's to file annual, quarterly and other reports with the Securities and Exchange Commission. Arthur Treacher's intends to provide annual reports containing audited financial statements to its stockholders in connection with its annual meetings of stockholders.

         Arthur Treacher's filed with the Securities and Exchange Commission (the "SEC") a registration statement, which includes certain exhibits, under the Exchange Act, for the securities issued pursuant to this Information Statement. This Information Statement contains general information about the contents of contracts and other documents filed as exhibits filed with the registration statement. You should read the registration statement and the exhibits for further information about Arthur Treacher's and the distribution.

         The SEC allows Arthur Treacher's to "incorporate by reference" information into this Information Statement, which means that important information may be disclosed to you by referring you to another document filed separately with the SEC. The information about Arthur Treacher's incorporated by reference is deemed to be part of this Information Statement, except for information superseded by information in, or incorporated by reference in, this Information Statement. This Information Statement incorporates by reference the documents set forth below that have been previously filed with the SEC. The following documents contain important information about Arthur Treacher's and its financial condition and operating results and are hereby incorporated by reference:

         - Digital's Annual Report on Form 10-KSB for the year ended June 30, 2000;

         - Digital's Quarterly Report on Form 10-QSB for the Quarter Ended September 30, 2000; and

         - Digital's Quarterly Report on Form 10-QSB for the Quarter Ended March 31, 2000.

         You should rely only on the information in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. If you are in a jurisdiction where it is unlawful to direct these types of activities, then the transaction presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies.

         You may read and copy the registration statement and other materials that Arthur Treacher's files with the Securities and Exchange Commission at the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplication fee, by writing to the Securities and Exchange Commission's Public Reference Section. Please call the Securities Exchange Commission at 1-800-SEC-0330 for further information on he operation of the Public Reference Rooms. The Securities and Exchange Commission filings of Arthur Treacher's are also available to the public on the Securities and Exchange Commission Internet site (http://www.sec.gov).


                      MANAGEMENT'S DISCUSSION AND ANALYSIS


OVERVIEW AND BASIS OF PRESENTATION

         While the legal structure of the transaction pursuant to which this Information Statement is being filed is an internal restructuring and spin-off of the restaurant business, for accounting purposes Arthur Treacher's is being treated as the continuing accounting entity.

         Accordingly, the historical financial information required by Form 10 is incorporated by reference from the Digital Forms 10-QSB and the Management's Discussion and Analysis as presented below is substantially identical to that in Digital's Form 10-QSB filed for the quarter ended September 30, 2000 and 10-KSB filed for the fiscal year ended June 30, 2000, which reflect the historical consolidated operations of Arthur Treacher's and the entertainment business.

         The market price of Digital's common stock has fluctuated significantly over the years. The market price of the common stock could be subject to significant fluctuations in the future based on factors such as quarterly fluctuations in Arthur Treacher's financial results, quarterly fluctuations in other restaurant companies' financial results, changes in analysts' estimates of financial performance, general conditions in the restaurant industries, conditions in the financial markets and general conditions in the global economy which might adversely affect consumer purchasing. In addition, the stock market in general has experienced extreme price and volume fluctuations, which have affected the market prices for many companies and which have often been unrelated to the operating performance of the specific companies.

         This Management's Discussion and Analysis of Financial Condition and Results of Operations of Digital should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Registration Statement.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         Information set forth herein contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "should," "anticipates," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. No assurance can be given that the future results covered by the forward-looking statements will be achieved. Digital cautions readers that important factors may affect Digital's actual results and could cause such results to differ materially from forward-looking statements made by or on behalf of Digital. Such factors include, but are not limited to, changing market conditions, the impact of competitive products, pricing and acceptance of Digital's products.

OVERVIEW

         Digital's principal sources of revenues are from the operation of it's Company-owned restaurants and the receipt of royalties from franchisees. Digital's cost of sales includes food, supplies and occupancy costs (rent and utilities at Company-owned stores). Operating expenses include labor costs at Digital-owned stores and advertising, marketing and maintenance costs. Franchise services and selling expenses include fees payable to regional representatives and their expenses. General and administrative expenses include costs incurred for corporate support and administration, including the salaries and related expenses of personnel at Arthur Treacher's headquarters in Lake Success, New York, the costs of operating the headquarters offices (rent and utilities) and certain related costs (travel and entertainment).

         On October 19, 2000, Arthur Treacher's purchased all of the outstanding capital stock of the entities which own and act as franchisor of the Pudgie's Famous Chicken chain of fast food chicken restaurants. Pudgie's consists of 32 restaurants in the New York tri-state metropolitan area, including 12 company owned stores and 20 franchises. The purchase price was 20% of the issued and outstanding stock of Arthur Treacher's. Mr. Jeff Bernstein, the Chief Executive Officer of Pudgie's, became Chief Executive Officer and President of Arthur Treacher's.

ENTERTAINMENT BUSINESS

         Digital intends to acquire and make investments primarily in traditional entertainment content entities. To date, Digital's investments have been made through its subsidiary, DCDC (Delaware). Digital's entertainment business is headquartered in New York, New York. Digital's strategy is to acquire and invest in entities which provide comprehensive services to a wide variety of entertainment and other related businesses and for general public consumption. Digital seeks strategic alignments with these business entities to focus on creative services (i.e., original content production) resulting in revenue generation from motion pictures; television; animation; product endorsement and sales; and licensing and syndication. Content is intended to be delivered to both business and the consumer through conventional distribution platforms as well as digital broadband.

         On March 16, 2000, the Board of Directors of Digital approved the appointment of Ralph Sorrentino as the Chief Executive Officer of Digital. Mr. Sorrentino became Chief Executive Officer of DCDC (Delaware) effective May 1, 2000.

         Digital plans to invest in companies that are involved in the creation and transmission of content. Digital also plans to provide, services and capital to early stage entertainment companies. Digital intends to acquire controlling interest in its portfolio companies but may, from time to time, take minority equity positions in consideration for such services and capital. Digital believes that it can develop such business activities, including content and related distribution, through acquisitions of majority-owned subsidiaries.

         Digital does not intend to engage primarily in the business of investing, reinvesting or trading in securities so as to be an investment company required to register as such under the Investment Company Act of 1940. Nevertheless, Digital may be required to register as an investment company as a consequence of investments that it has made subsequent to its change of control to the extent that it presently holds "investment securities" (as defined by the Investment Company Act) which constitute more than 40% of the value of Digital's assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless Digital restructures or reduces its holdings of investment securities within a reasonable period of time. Although it is the intention of Digital to take the actions necessary to avoid investment company status, no assurance can be given that Digital will be able to take such actions. The Investment Company Act of 1940 imposes a comprehensive scheme of regulation which would require a substantial restructuring of the operations of Digital to permit Digital to comply with the applicable regulations.

         Applicable regulations may also operate to impose significant restrictions on the permissible activities and transactions of Digital. If Digital cannot restructure its operations or reduce its holdings of investment securities to avoid the need for the investment company restriction, the Digital Board of Directors will consider taking such actions as may be necessary or appropriate under the circumstances to avoid investment company registration.

         Digital, through its entertainment subsidiary, has invested or advanced approximately $427,000 in two entertainment concept companies in the period ended October 1, 2000.

RESULTS OF OPERATIONS

         The following discussion includes the following periods: unaudited interim financial statements for the three months ended October 1, 2000 and September 26, 1999.

2000 THREE MONTHS AND 1999 THREE MONTHS

         Digital's reported total revenues of $3,051,251 for the three month period ended October 1, 2000 reflected a decrease of $848,451, or 21.8%, compared to $3,899,702 in the same three month period ended September 26, 1999. This decrease was primarily attributed to the franchising of 10 Company-owned restaurants compared to the same period in the previous fiscal year.

         Digital recognized a decrease in net restaurant sales (defined as gross restaurant sales less coupons, promotion costs and discounts) of $761,006 or 22.9% to $2,559,895 for the three month period ended October 1, 2000, compared to $3,320,901 in the same three month period ended September 26, 1999. The decrease is primarily attributed to the franchising of 10 Company-owned restaurants to existing franchisees. Same store net sales decreased by 8.9% or $248,118 to $2,545,079 for the three month period ended October 1, 2000, compared to $2,793,197 for the same three month period ended September 26, 1999. Franchise and other income decreased 12.7% or $46,212 to $318,617 for the three month period ended October 1, 2000, compared to $364,829 in the same three month period ended September 26, 1999. The decrease was primarily due to the timeliness of the receipt of marketing allowances from Digital's suppliers.

         Digital's total costs and expenses decreased 15.0% or $612,359 to $3,466,696 for the three month period ended October 1, 2000, compared to $4,079,055 for the three month period ended September 26, 1999. This decrease was primarily attributed to the franchising of 10 Company- owned restaurants compared to the same period in the previous fiscal year.

         General and administrative expense increased $310,333 or 103.0% to $611,697 for the three month period ended October 1, 2000, compared to $301,364 for the three month period ended September 26, 1999. The increase is primarily attributed to the expenses incurred by DCDC (Delaware) in the amount of $389,229 for the three month period ended October 1, 2000, compared to zero for the three month period ended September 26, 1999. Without these charges from DCDC (Delaware), general and administrative expenses would have decreased $78,896 or 26.2% to $231,437 for the three month period ended October 1, 2000, compared to $301,364 for the three month period ended September 26, 1999.

         Interest expense increased 14.2% or $5,941 to $47,654 for the three month period ended October 1, 2000, compared to $41,713 for the three month period ended September 26, 1999. The increase was due to new debt taken on by Digital.

         Depreciation and amortization decreased 26.9% or $57,737 to $157,313 for the three month period ended October 1, 2000, compared to $215,050 for the three month period ended September 26, 1999. This decrease was primarily attributed to the franchising of 10 Company-owned restaurants compared to the same period in the previous fiscal year.

         As a result of the foregoing, particularly the franchising of 10 Company-owned restaurants compared to the same period in the previous fiscal year Digital's net loss (before preferred dividends) increased $242,033 or 109.5% to $463,099 for the three month period ended October 1, 2000, compared to a net loss (before preferred dividends) of $221,066 for the three month period ended September 26, 1999. Without taking into account the net loss (before preferred dividends) from DCDC (Delaware) of $356,248, Digital's net loss (before preferred dividends) would have decreased $114,215 or 51.7% to $106,851 for the three month period ended October 1, 2000, as compared to a net loss (before preferred dividends) of $221,066 for the three month period ended September 26, 1999.

         LIQUIDITY AND CAPITAL RESOURCES. Digital has financed its restaurant operations principally from revenues derived from Company-owned restaurants, franchise income and private placements of equity and debt. Digital has raised approximately $12,000,000 in equity and debt since May 1996 (exclusive of capital raised by DCDC (Delaware)), approximately $1.9 million of equity and debt has been raised since September 1998.

Private Placement of Promissory Notes and Warrants              September 1998                    $ 200,000
Preferred Stock "Series D"                                      September 1998                    $ 400,000
Common Stock                                                    March 1999                        $ 110,000
Promissory Notes and Warrants                                   May 1999 - February 2000        $ 1,137,000
Warrants                                                        July 2000                         $  48,250
                                                                                               ------------
                                                                                                $ 1,895,250

         Digital's current assets exceeded its current liabilities by $2,665,735 at October 1, 2000, compared to current liabilities exceeding its current assets by $4,238,252 at June 30, 2000. The primary reason for the improved ratio of current assets to current liabilities is the capital raised by DCDC (Delaware) in 2000. Digital had cash and short-term investments of $6,454,153 at October 1, 2000 compared to $8,239,351 at June 30, 2000. The primary reason for this decrease in cash is the investments in marketable and non-marketable securities by DCDC (Delaware). The capital that has been raised will be retained by DCDC (Delaware) and is intended to be used solely for DCDC (Delaware) operations and the acquisition and investment in companies and technologies that focus on the creation and delivery of entertainment content. Digital had also incurred indebtedness in connection with (i) the conversion of past due amounts under certain leases to indebtedness and (ii) the repurchase of certain franchises, but several of such restaurants were unable to generate sufficient revenues to repay the indebtedness. During the Fiscal 2000, and the three month period ended October 1, 2000 Digital experienced negative cash flow which has adversely affected its liquidity. The lack of liquidity in Digital has adversely affected Digital's restaurant operations.

         Digital implemented a restructuring strategy in January 1999 which focused on improving cash flow by franchising or selling certain company-owned restaurants, franchise sales, co-branding and introducing a retail product line for major supermarkets chains. As of October 1999, the restructuring of real estate obligations by franchising, selling and terminating selected leases was completed. As a result of the transfer of selected leases, losses typically incurred by certain locations have been eliminated, thus improving cashflow.

         Arthur Treacher's believes that it will need additional financing and working capital to finance its restaurant operations and capital expenditures. Although Arthur Treacher's has obtained additional financing in the past and believes it could meet its needs through either additional borrowings or the sale of additional equity, and the re-negotiation of Arthur Treacher's accounts payable. There can be no assurance that Arthur Treacher's would succeed in obtaining any such financing, or that the terms of such transactions could be effected, and that such strategy will be successful. If Arthur Treacher's strategy is unsuccessful, there is substantial doubt about the restaurants operations continuing as a going concern


                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS


         The following unaudited pro forma financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position, or results of operations of future period or the results that actually would have been realized had the Arthur Treacher's business been a separate company during the specified periods. The pro forma financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of Digital, including the notes thereto, included herein or incorporated herein by reference. See "Where You Can Find More Information" on page _____.

         The following unaudited pro forma financial statements give effect to the proposed spin-off of the restaurant business. The pro forma adjustments are preliminary and based on management's estimates. In addition, management is in the process of assessing and formulating its business plans. Management does not know the exact amount of the restructuring costs but does not believe that they will be material. Based on the timing of the closing of the transaction, the finalization of the integration plans and other factors, final pro forma adjustments may differ materially from those presented in these pro forma financial statements.

         The pro forma balance sheet assumes that the spin-off took place on October 1, 2000. The pro forma statement of operations assumes the spin-off took place as of the beginning of October 1, 2000.

                                      DCDC
                             SPIN OFF BALANCE SHEET
                                 OCTOBER 1, 2000


                                                                                        Pro Forma
                                                                                        ---------
ASSETS
------

CURRENT ASSETS
              Cash and cash equivalents                                                $   13,220
              Accounts receivable                                                         110,596
              Inventories                                                                  37,513
              Prepaid expenses and other                                                   44,989
                                                                                              -
                                                                                       ----------
                          TOTAL CURRENT ASSETS                                            206,318
                                                                                       ----------

PROPERTY AND EQUIPMENT AT COST
              Leasehold improvements                                                    2,386,864
              Furniture, fixtures, and equipment                                        1,790,366
                                                                                       ----------
                                                                                        4,177,230
              Less: accumulated depreciation                                            3,557,141
                                                                                       ----------
                          PROPERTY AND EQUIPMENT, NET                                     620,089
                                                                                       ----------

OTHER ASSETS
              Deposits                                                                     19,291
              Goodwill                                                                    263,954
              Notes receivable                                                             65,135
              Investment and advances in entertainment companies                                -
              Marketable securities available for sale                                          -
              Non-marketable securities                                                         -
              Other                                                                         8,412
                                                                                       ----------
                          TOTAL OTHER ASSETS                                              356,792
                                                                                       ----------
              TOTAL  ASSETS                                                            $1,183,199
                                                                                       ==========



                                                                                        Pro Forma
                                                                                        ---------
LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES
              Accounts payable                                                         $2,185,720
              Accrued expenses and other liabilities                                      248,174
              Current maturities of long term debt                                      1,379,285
              Deferred revenue                                                            280,760
                                                                                       ----------
                          TOTAL CURRENT LIABILITIES                                     4,093,939

LONG TERM DEBT, net of current maturities                                                 433,159
                                                                                       ----------
                          TOTAL LIABILITIES                                             4,527,098
                                                                                       ----------

STOCKHOLDERS' EQUITY
                                                                                                -
              Common stock                                                                 29,630
              Additional paid in capital                                               14,880,256
              Accumulated deficit                                                     (18,253,785)
                                                                                       ----------
TOTAL STOCKHOLDERS' EQUITY                                                             (3,343,899)
                                                                                       ----------
              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $1,183,199
                                                                                       ==========


                                       47


                                                                                        PREFERRED      COMMON
                                                                                          STOCK         STOCK       P-I-C
                                                                                        ---------      ------       -----

            1 Assume issuance of 1 AT share for each Digital
                     share                                               16,590,701                     16,591     (16,591)
            2 Assume issuance of 1 AT share for each DCDC
                     (Del) share                                         11,869,950                     11,870     (11,870)
            3 Assume conversion of Digital preferred stock

                                                              Series A        3,300                          3          (3)
                                                              Series B      765,625                        766        (766)
                                                              Series C            -                          -
                                                              Series D      400,000                        400        (400)

            4 Elimination of preferred and common                                      (1,744,885)    (165,907)  1,910,792
            5 Assume issuance of stock options
                                                                                       -----------    ---------  ---------
                                                                                       (1,744,885)    (136,277)  1,881,162
                                                                                       ===========    =========  =========


                                      DCDC
                            Spin Off--INCOME STATEMENT
                    For the Three Months Ended October 1, 2000

                                                         Pro Forma            Actual
                                                         ---------            ------
                                                         3 Months             3 Months
                                                          10/1/00             9/26/99
TOTAL REVENUE                                           $ 2,941,988         $ 3,899,702

OPERATING EXPENSES
              Cost of sales                               1,618,255           2,058,775
              Operating expenses                          1,003,149           1,503,866
              Depreciation and amortization                 157,313             215,050
              General and administrative expenses           222,468             301,364
                                                        -----------         -----------
                          TOTAL OPERATING EXPENSES        3,001,185           4,079,055
                                                        -----------         -----------

INCOME FROM OPERATIONS                                      (59,197)           (179,353)

OTHER INCOME (EXPENSE)
              Interest expense                              (47,654)            (41,713)

              Undeclared preferred stock dividends              -
                                                        -----------         -----------
NET PROFIT (LOSS) FOR COMMON SHAREHOLDER                 $ (106,851)         $ (221,066)
                                                        ===========         ===========
INCOME PER SHARE

              PRIMARY                                        $(0.03)             $(0.02)

              DILUTED                                        $(0.03)             $(0.02)


                                      DCDC
                           Spin Off--INCOME STATEMENT
                         For the Year Ended June 30, 2000

                                                                                  Pro Forma           Actual
                                                                                  ---------           ------
                                                                                  Year Ended        Year Ended
                                                                                   6/30/00            6/30/99
TOTAL REVENUE                                                                    $ 13,547,419        $ 21,531,829
                                                                                 ------------        ------------
OPERATING EXPENSES                                                                          -
              Cost of sales                                                         7,234,384          12,855,353
              Operating expenses                                                    5,074,222           8,569,080
              Depreciation and amortization                                           691,232           1,204,321
              General and administrative expenses                                   1,200,622           1,905,439
              Impairment of assets                                                      5,504           2,036,955
              Compensation from stock options                                       1,931,000                   -
                                                                                            -
                                                                                 ------------        ------------
                          TOTAL OPERATING EXPENSES                                 16,136,964          26,571,148
                                                                                 ------------        ------------

INCOME FROM OPERATIONS                                                             (2,589,545)         (5,039,319)
                                                                                 ------------        ------------
OTHER INCOME (EXPENSE)                                                                      -
              Interest expense                                                       (228,821)           (168,885)
              Other Net                                                              (259,046)           (638,515)
                                                                                 ------------        ------------
                          TOTAL OTHER INCOME (EXPENSE)                               (487,867)           (807,400)
                                                                                 ------------        ------------

NET PROFIT (LOSS) FOR COMMON SHAREHOLDER                                          $(3,077,412)       $ (5,846,719)
                                                                                 ============        ============
INCOME PER SHARE

              PRIMARY                                                                  $(0.19)             $(0.40)

              DILUTED                                                                  $(0.19)             $(0.40)


                    DIGITAL CREATIVE DEVELOPMENT CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                    FOR THE THREE MONTHS ENDED OCTOBER 1, 2000


                                                                                    Pro Forma           Actual
                                                                                    ---------           ------
                                                                                    3 Months           3 Months
                                                                                     10/1/00            9/26/99
OPERATING ACTIVITIES
              Net Income                                                           $(106,851)         $(221,066)

              Adjustments to reconcile net income to net cash
              provided by operating activities                                            -

                  Depreciation and amortization                                      153,231            215,050
                  Amortization of deferred revenue                                   (36,502)                -
                  Changes in assets and liabilities:                                      -
                          Increase in accounts receivable                             (3,936)            (5,344)
                          Increase in deposits and other assets                          230            (24,577)
                          Increase in prepaid expenses and other current assets       33,716            (40,332)
                          Decrease in inventories                                     14,467             44,949
                          Decrease in goodwill                                         4,081              4,081
                          Increase (decrease) in accounts payable                     64,752            (32,207)
                          Decrease in accrued expenses and other
                               liabilities                                          (207,087)           (68,656)
                                                                                   ---------          ---------
              Net cash (used in) provided by operating activities                    (83,899)          (128,102)
                                                                                   ---------          ---------

INVESTING ACTIVITIES
                    Capital expenditures                                              (4,339)            (2,655)
                    Investments made by subsidiary                                        -
                    Proceeds from disposition of restaurants                              -              49,248
                                                                                   ---------          ---------
                          Net cash used in investing activities                       (4,339)            46,593
                                                                                   ---------          ---------
FINANCING ACTIVITIES
              Proceeds from issuance of stock                                             -
              Issuance of common stock                                                48,250                 -
              Principal payments of long term debt                                   (36,543)           (65,316)
                                                                                   ---------          ---------
                          Net cash (used in) provided by financing activities         11,707            (65,316)
                                                                                   ---------          ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  37,069           (146,825)

CASH AND CASH EQUIVALENTS  BEGINNING OF PERIOD                                       (23,849)           165,459
                                                                                   ---------          ---------
CASH AND CASH EQUIVALENTS  END OF PERIOD                                           $  13,220          $  18,634
                                                                                   =========          =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
              Cash Paid for interest                                               $    -             $  7,586
                                                                                   =========          =========
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS
              Common stock issued to settle accounts payable                       $    -             $     -
                                                                                   =========          =========
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS
              Common stock issued to settle debt and interest                      $    -             $     -
                                                                                   =========          =========

                    DIGITAL CREATIVE DEVELOPMENT CORPORATION
                       CONSOLIDATED STATEMENT OF CASH FLOW
                         FOR THE YEAR ENDED JUNE 30, 2000

                                                                                   Pro Forma         Actual
                                                                                   12 Months       12 Months
                                                                                    6/30/00         6/30/99
                                                                                    -------         -------
OPERATING ACTIVITIES
              Net Income                                                          $(3,077,412)   $(5,846,719)


              Adjustments to reconcile net income to net cash
              provided by operating activities                                             -

                  Stock option compensation                                         1,931,000            -
                  Depreciation and amortization                                       906,736      3,241,276
                   Loss on disposal of assets                                          38,261        932,590

                  Changes in assets and liabilities:
                          Increase in accounts receivable                              93,464        (58,851)
                          Increase in deposits and other assets                       110,320        132,698
                          Increase in prepaid expenses and other current assets        40,373         79,332
                          Decrease in inventories                                      47,295         99,808
                          Increase (decrease) in accounts payable                    (775,639)       617,758
                          Decrease in accrued expenses and other                          -          133,913
                               liabilities                                           (253,344)
                                                                                  -----------    -----------
              Net cash (used in) provided by operating activities                    (938,946)      (668,195)
                                                                                  -----------    -----------

INVESTING ACTIVITIES
                    Capital expenditures                                              (52,739)      (427,622)
                    Proceeds from notes receivable                                      4,001            -
                                                                                  -----------    -----------
                          Net cash used in investing activities                       (48,738)      (427,622)
                                                                                  -----------    -----------
FINANCING ACTIVITIES
              Proceeds from issuance of common stock                                      -           98,577
              Proceeds from issuance of preferred stock                                   -          355,299
              Proceeds from long term debt                                          1,025,133        435,725
              Principal payments of long term debt                                   (226,867)      (537,961)
                                                                                  -----------    -----------
                          Net cash (used in) provided by financing activities         798,266        351,640
                                                                                  -----------    -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                 (189,418)      (744,177)
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD                                         165,459        909,636
                                                                                  -----------    -----------
CASH AND CASH EQUIVALENTS END OF PERIOD                                           $   (23,959)   $   165,459
                                                                                  ===========    ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
              Cash Paid for interest                                              $   140,964    $   175,727
                                                                                  ===========    ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS
              Common stock issued to settle accounts payable                      $   176,900    $    43,836
                                                                                  ===========    ===========
              Common stock issued to settle notes payable                         $   639,158    $       -
                                                                                  ===========    ============
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS
              Common stock issued to settle debt and interest                     $    87,915    $       -
                                                                                  ===========    ============


                                   MANAGEMENT

         The following table list the names, ages and positions of all directors and executive officers of Arthur Treacher's as of the distribution date. There are no family relationships between any director or executive officer and any other director or executive officer of Arthur Treacher's. Executive officers serve at the discretion of the board of directors

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

                Name                  Age            Position
                ----                  ---            --------
         Bruce R. Galloway            43             Chairman of the Board

         Skuli Thorvaldsson           59             Vice Chairman of the Board

         Jeffrey Bernstein            50             President, Chief Executive
                                                       Officer, Director
         Gary Herman                  36             Secretary; Director

         William F. Saculla           49             Vice President

         Ritu Dewan                   36             Vice President


DIRECTORS AND OFFICERS

         Bruce R. Galloway. Mr. Galloway has been Chairman of the Board of Directors of Digital since May 1996 and was the Chief Executive Officer from May 1998 to May 2000. Mr. Galloway is currently a managing director of Burnham Securities Inc., an NASD Broker/Dealer and investment bank based in New York. Prior to joining Burnham in 1993, Mr. Galloway was a senior vice president at Oppenheimer & Company, an investment bank and NASD Broker/Dealer based in New York, from 1991 through 1993. Mr. Galloway holds a B.A. degree in Economics from Hobart College and an M.B.A. in Finance from New York University's Stern Graduate School of Business.

         Skuli Thorvaldsson. Mr. Thorvaldsson has been Vice Chairman of the Board of Directors of Digital since May 1996. Mr. Thorvaldsson has been the Chief Executive Officer of the Hotel Holt in Iceland since 1980. Mr. Thorvaldsson has various diversified interests in food court services, travel agency and pork processing. He is also a master franchisee of Domino's Pizza in Scandinavia. Mr. Thorvaldsson is a director of Allied Resources Corp. Mr. Thorvaldsson graduated from the Commercial College of Iceland and the University of Barcelona. Mr. Thorvaldsson received his Degree in Law from the University of Iceland.

         Jeffrey Bernstein. Jeffrey Bernstein assumed the role of President and Chief Executive Officer of Arthur Treacher's, Inc. on October 20, 2000, following his tenure as President and Chief Executive Officer of Pudgie's Famous Chicken, a metro New York QSR chain, which he acquired out of bankruptcy in June of 1998.

         Mr. Bernstein has extensive turn-around experience having run his own consulting business, Consolidated Services Inc. from 1990 through 1998. Consolidated Services specializes in corporate turn-arounds and insolvency/crisis management. During his tenure at Consolidated Services Inc., Mr. Bernstein was involved in over 100 chapter 11 and out-of-court corporate restructurings, working with debtors and creditor committees.

         Mr. Bernstein has deep roots in the food business, where he began his career as a food service broker in 1970. Additionally, Mr. Bernstein was instrumental in the introduction of "Juicy Juice" to the supermarket trade and was in a key management position at Cooky's Steak Pubs, a publicly traded metro New York based dinner house chain.

         Gary Herman. Mr. Herman is an Associate Managing Director at Burnham Securities Inc., a New York based investment banking firm which he joined in April 1997. Prior to joining Burnham, from 1993 to 1997 Mr. Herman from was a managing partner of The Kingshill Group, Inc., a merchant banking firm with offices in New York and Tokyo. He is currently on the Boards of Directors of Datametrics Corporation, Comstar Interactive, Inc. and the NYC Industrial Development Agency. Mr. Herman holds a B.A. in Political Science from the State University of New York at Albany.

         William F. Saculla. Mr. Saculla has served as Secretary and Chief Financial Officer of Digital since 1984. In May 1998, Mr. Saculla was named President of Digital and was also nominated to the Board of Directors of Digital. Mr. Saculla resigned as an officer and director of Digital in May, 2000. Mr. Saculla earned a B.S. degree in Accounting from Youngstown State University in 1978.

         Each Director is elected to serve until the Company's next annual meeting of Shareholders and until his successor is duly elected and qualified. There are no agreements with respect to the election of directors. Executive officers are appointed annually by the Board of Directors, and each executive officer serves at the discretion of the Board of Directors.

         Ritu Dewan. Ritu Dewan is Vice President of Operations for Arthur Treacher's, Inc., fully responsible for all aspects of the operations of our more than thirty corporately owned stores. Ms. Dewan holds a Bachelor of Arts Degree in economics from Delhi University, India and a certificate in international marketing from Baruch College, City University of New York.

         Ms. Dewan began her foodservice career at the renowned Kenny's Steak House, located in the Hotel Beverly, New York, where she remained until 1994, at which time she joined Pudgie's Famous Chicken as a corporate district manager.

         In 1996, Ms. Dewan was promoted to Assistant Director of Operations/Director of Human Resources at Pudgie's Famous Chicken, where she was fully responsible for operational and financial accountability for sixteen corporate units. During her tenure as Assistant Director of Operations, Ms. Dewan developed, formulated and implemented management development programs designed to enhance management and corporate efficiencies, as well as each unit's contribution to the corporate bottom line. Furthermore, Ms. Dewan restructured franchise acquisitions with a credible, disciplined commitment to excellence, team building and standard of execution.

         It should be noted that at the time current management acquired Pudgie's Famous Chicken, i.e., June 1998, Ms. Dewan was the only management employee who was invited to become a part of the new Pudgie's management team. Moreover, Ms. Dewan was selected as Pudgie's Famous Chicken Employee of the Year for 1999 and 2000.

OTHER IMPORTANT EMPLOYEES

         Scott Y. Stuart, Esq. Scott Y. Stuart is general counsel to Arthur Treacher's, Inc. Mr. Stuart graduated from the State University of New York at Binghamton with honors in 1984 and received his J.D. from Brooklyn Law School is 1987. Mr. Stuart has practiced law in both the private sector as well as in the public sector. After spending five years as an attorney with the United States Department of Justice, Mr. Stuart headed up a practice group at the law firm of Rivkin, Radler & Kremer. Following that, Mr. Stuart became of-counsel to the law firm of Jaspan Schlesinger Hoffman LLP. Following the acquisition of Pudgie's Famous Chicken in 1998, Mr. Stuart was appointed secretary and general counsel of that company. Following the recent acquisition of Pudgie's Famous Chicken by Arthur Treacher's, Inc., Mr. Stuart became general counsel to the newly consolidated company.

         Leonard A. Spier. Leonard Spier is Director of Purchasing for Arthur Treacher's, Inc. Mr. Spier, a graduate of Bernard Baruch College, CUNY, has spent virtually his entire working life in the food service business, beginning as a food service broker in 1975 with ABD/Harrison Food Brokerage Co.

         From 1975 until leaving ABD/Harrison in 1983, Mr. Spier was a food service sales representative and account executive, roles which he continued after joining the HC Boerner Company, the food subsidiary of Harvey Radio Corp., until June 1990, when the food service division was sold to Apple Food Brokerage.

         Mr. Spier remained with Apple Food Brokerage as a wholesale account representative and account executive, until joining Pudgie's Famous Chicken in June 1999.

COMMITTEES

         The Company has the following committees: Executive, Compensation and Audit. The Board of Directors elected Bruce Galloway, Skuli Thorvaldsson and Jeffrey Bernstein to the Executive Committee. The Compensation Committee of the Board of Directors was formed to review the Company's executive compensation proposals, subject to the approval of the Board of Directors. The Compensation Committee is composed of Skuli Thorvaldsson, Bruce Galloway and Jeffrey Bernstein. The Audit Committee was formed to advise the Board in matters relating to the audit of the Company's financial statements and the Company's financial reporting systems. Messrs. Bruce Galloway, R. Skuli Thorvaldsson and Jeffrey Bernstein serve as members of the Audit Committee.


                    EXECUTIVE COMPENSATION AND OTHER MATTERS


EXECUTIVE COMPENSATION

         The compensation of our executive officers will be approved by our Compensation Committee of our board of directors. Our Compensation Committee will consist entirely of non-employee directors. We expect that the compensation of the executive and other officers will consist principally of base salary, annual cash bonus and long-term equity-based incentive compensation.

         Salaries of the executive officers will be based, among other factors, on our Compensation Committee's assessment of the executive's responsibilities, experience and performance, compensation data of other companies, and the compensation environment for attracting and retaining executives.

         We expect that cash bonuses for executives officers will be determined each year at or following the end of our fiscal year, in accordance with targets established at or near the beginning of the fiscal year. Factors which may be considered in determining the amount of cash bonuses paid to officers will be, among others, the executive officer's individual performance, including the quality of strategic plans, organizational and management development, special project leadership and similar indicators of individual performance, and our financial performance, which may be measured by earnings per share, return on equity and total return to the shareholders in the form of stock price appreciation and dividends, if paid.

         We describe below the current compensation arrangements for our chief executive officer and our two other executive officers who receive compensation, as measured by their base salaries, calculated on an annualized basis. Although we expect that the compensation of our executive officers will consist principally of base salary, annual cash bonus and long-term equity-based incentive compensation may also be awarded by the compensation committee. In connection with the current compensation arrangements for our executive officers described below, base salary represents the executive officer's current base salary on an annualized basis.

         The current compensation for our chief executive officer and our two other officers who receive compensation is as follows:

         - Jeffrey Bernstein, who will serve as our President and Chief Executive Officer following the distribution, currently receives a base salary equal to $200,000 on an annualized basis.

         - William Saculla, who will serve as a Vice President, currently receives a base salary of $95,000.

         - Ritu Dewan, who will serve as a Vice President, currently receives a base salary of $80,200.


           STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         All of the outstanding shares of our common stock are and will be prior to the distribution held beneficially and of record by Digital and Jeffrey Bernstein. The following table sets forth information concerning shares of our common stock projected to be beneficially owned immediately after the distribution date by:

         - each person or entity known by us to own more than five percent of the outstanding shares of our common stock;

         - each person who we currently know will be our director at the time of the distribution; and

         - all persons who we currently know will be our directors and executive officers at the time of the distribution.

         The share amounts in the table below reflect the distribution ratio of one share of our common stock for every one share of Digital common stock or preferred stock currently held by the listed individuals. Unless otherwise indicated in the footnotes below, each person or entity has sole voting and investment power with respect to the shares of common stock set forth opposite such person's or entity's name. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days into shares of our common stock are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage of any other person.


Shareholder                                    Shares                 Percentage
-----------                                    ------                 ----------

Ralph Sorrentino (1)                           5,743,332              25.7

Bruce R. Galloway (2)                          3,830,162              19.9

NTS Financial Services Ltd. (3)                2,722,873              14.6

Burnham International Inc. (4)                 2,500,000              13.1

Fred Knoll (5)                                 2,438,818              13.5

Evan Binn and Ronna Binn (6)                   1,908,624              10.7

Magee Industrial Enterprises, Inc. (7)         1,245,887               7.2

EFA Ventures, Inc. (8)                         1,199,980               6.7

Martin Wade (9)                                1,000,000               5.7

Skuli Thorvaldsson (10)                          760,000               4.4

William Saculla (11)                              84,282                .5

Donald Perlyn (12)                                81,667                .5

Maurice Sonnenberg (13)                           50,000                .3

Sigurdur Jon Bjornsson (14)                       10,000                .1

Jeffrey Bernstein                              3,318,140              20.0

Officers and Directors as a Group              7,232,584              43.6


Total Outstanding Shares                      16,590,701

NOTES

Exercise prices referred to herein are subject to adjustment pursuant to the Warrant Adjustment Plan and Option Adjustment Plan

(1) Mr. Ralph Sorrentino is the President and Chief Executive Officer of DCDC (Delaware). Includes warrants to purchase 83,333 shares of Common Stock which are exercisable at an exercise price of $.30 per share through October 21, 2004;
(ii) warrants to purchase 83,333 shares of Common Stock which are exercisable at an exercise price of $.60 per share through February 5, 2005; (iii) warrants to purchase 10,000 shares of Common Stock which are exercisable at an exercise price of $.39 per share through March 16, 2005; (iv) warrants to purchase 5,000,000 shares of Common Stock which are exercisable at an exercise price of $.37 per share through May 1, 2005. Includes 300,000 shares of common stock held in DCDC (Delaware) that is convertible into 300,000 shares at Common Stock of Digital at the option of the holder thereof or Digital.

(2) Mr. Bruce R. Galloway is the Chief Executive Officer and Chairman of the Board of Arthur Treacher's. Includes warrants to purchase 380,000 shares of Common Stock at an exercise price of $1.00, Per share which warrants are exercisable through May 31, 2001; (ii) warrants to purchase 250,000 shares of Common Stock which are exercisable at an exercise price of $1.00 per share through December 31, 2001; (iii) warrants to purchase 20,000 shares of Common Stock which are exercisable at an exercise price of $1.00 per share through March 27, 2002; (iv) warrants to purchase 10,000 shares of Common Stock which are exercisable at an exercise price of $1.00 per share through November 24, 2003; (v) warrants to purchase 20,000 shares of Common Stock which are exercisable at an exercise price of $.68 per share through March 15, 2004; (vi) warrants to purchase72,000 shares of Common Stock which are exercisable at an exercise price of $.44 per share through May 10, 2004; (vii) warrants to purchase 175,000 shares of Common Stock which are exercisable at an exercise price of $.30 per share through September 30, 2004; (viii) warrants to purchase 3,333 shares of Common Stock which are exercisable at an exercise price of $.30 per share through October 21, 2004; (ix) warrants to purchase 65,789 shares of Common Stock which are exercisable at an exercise price of $.38 per share through December 1, 2004; (x) warrants to purchase 3,333 shares of Common Stock which are exercisable at an exercise price of $.30 per share through February 5, 2005; (xi) warrants to purchase 10,000 shares of Common Stock which are exercisable at an exercise price of $.39 per share through March 19, 2005; (xii) warrants to purchase 22,166 shares of Common Stock which are exercisable at an exercise price of $.68 per share through April 10, 2004; (xiii) warrants to purchase 30,769 shares of Common Stock which are exercisable at an exercise price of $.49 per share through May 10, 2004; (xiv) warrants to purchase 39,630 shares of Common Stock which are exercisable at an exercise price of $.38 per share through June 10, 2004. (xv) warrants to purchase 36,928 shares of Common Stock which are exercisable at an exercise price of $.41 per share through July 10, 2004; (xvi) warrants to purchase 39,862 shares of Common Stock which are exercisable at an exercise price of $.375 per share August 10, 2004 warrants to purchase 44,040 shares of Common Stock which are exercisable at an exercise price of $.34 per share through September 10, 2004; (xviii) warrants to purchase 47,604 shares of Common Stock which are exercisable at an exercise price of $.32 per share through October 10, 2004; (xix) warrants to purchase 37,212 shares of Common Stock which are exercisable at an exercise price of $.40 per share through November 10, 2004; (xx) warrants to purchase 40,850 shares of Common Stock which are exercisable at an exercise price of $.37 per share through December 10, 2004; (xxi) warrants to purchase 42,265 shares of Common Stock which are exercisable at an exercise price of $.37 per share through January 10, 2005; (xxii) warrants to purchase 8,621 shares of Common Stock which are exercisable at an exercise price of $1.74 per share through February 10, 2005. Includes 300,000 shares of common stock held by Mr. Galloway and 100,000 shares of common stock held by Jacombs Trading (an entity controlled by Mr. Galloway) in DCDC (Delaware) that is convertible into an equal amount of the Common Stock of Digital at the option of the holder thereof or Digital.

(3) Includes warrants to purchase 140,000, shares of Common Stock at an exercise price of $.30 per share through September 30, 2004; (ii) warrants to purchase 83,333 shares of Common Stock at an exercise price of $.30 per share through October 21, 2004; (iii) warrants to purchase 65,789 shares of Common Stock at an exercise price of $.38 per share through January 10, 2005; (iv) warrants to purchase 83,333 shares of Common Stock at an exercise price of $.30 per share through February 5, 2005. Includes 1,000,000 shares of common stock held in DCDC (Delaware) that is convertible into 1,000,000 shares of Common Stock of the Digital at the option of the holder thereof or Digital.

(4) Burnham International Inc. holds 2,500,000 shares of common stock in DCDC (Delaware) that is convertible into 2,500,000 shares of Common Stock of the Company at the option of the holder thereof or Digital. Bruce Galloway is managing director of Burnham International Inc.

(5) Includes warrants to purchase 10,000 shares of Common Stock at an exercise price of $1.00, which warrants are exercisable through March 27, 2002; (ii) warrants to purchase 10,000 shares of Common Stock which are exercisable at an exercise price of $1.00 through April 30, 2003; warrants to purchase 10,000 shares of Common Stock which are exercisable at an exercise price of $1.00 through November 24, 2003; (iv) warrants to purchase 20,000 shares of Common Stock which are exercisable at an exercise price of $.68 per share through March 15, 2004; The following notes and warrants are owned by Europa International Inc. Knoll Capital Management, Inc. is the investment manager for Europa. Mr. Knoll is the sole shareholder of Knoll Capital Management Inc.(i) warrants to purchase 83,333, shares of Common Stock at an exercise price of $.30 per share through September 30, 2004; (iv) warrants to purchase 83,333 shares of Common Stock at an exercise price of $.30 per share through October 21, 2004; (v) warrants to purchase 83,333 shares of Common Stock at an exercise price of $.30 per share through February 5, 2005. Includes 600,000 shares of common stock held by Europa International, Inc. held in DCDC (Delaware) that is convertible into 600,000 shares of Common Stock of Digital at the option of the holder thereof or Digital.

(6) Includes warrants to purchase 50,000 shares of Common Stock owned by Mr. And Mrs. Binn and are exercisable at a price of $1.00 per share through May 31, 2001, (ii)warrants to purchase 2,000 shares of Common Stock which are exercisable at an exercise price of $1.00 through March 27, 2002; (iii) warrants to purchase 10,000 shares of Common Stock which are exercisable at an exercise price of $1.00 through November 24, 2003; (iv) warrants to purchase 20,000 shares of Common Stock which are exercisable at an exercise price of $.68 per share through March 15, 2004; (v) warrants to purchase 83,333 shares of Common Stock which are exercisable at an exercise price of $.30 per share through September 30, 2004; (vi) warrants to purchase 83,333 shares of Common Stock which are exercisable at an exercise price of $.30 per share through February 5, 2005; (vii) a promissory note convertible to 266,666 shares of Common Stock at a conversion price of $.21 per share on September 30, 2000; (viii) warrants to purchase 10,000 shares of Common Stock which are exercisable at an exercise price of $.39 per share through March 16, 2005. Includes 750,000 shares of common stock held by Evan Binn in DCDC (Delaware) that is convertible into 750,000 shares of Common Stock of the Digital at the option of the holder thereof or of Digital Creative Development Corporation.

(7) Gives effect to the conversion of 490,000 shares of Series B Preferred Stock into 765,625 shares of Common Stock for no additional consideration.

(8) EFA Ventures, Inc. owns 199,997 shares of common stock in DCDC (Delaware) and EFA International Fund LP owns 999,983 shares of common stock in DCDC (Delaware). The stock of DCDC (Delaware) is convertible into 1,199,980 shares of Common Stock of Digital at the option of the holder or the Digital. EFA Ventures Inc. is general partner in the EFA International Fund. Sigurdur Jon Bjornsson is the Vice President and Financial Director for EFA Ventures Inc.

(9) Includes warrants to purchase 1,000,000 shares of Common Stock owned by Mr. Martin Wade and are exercisable at a price of $1.00 per share through May 1, 2005.

 (10) Gives effect to the conversion of 400,000 shares of Series D Preferred Stock into 400,000 shares of Common Stock for no additional consideration. Includes warrants to purchase 250,000 shares of Common Stock at a purchase price of $1.00, which warrants are exercisable through May 31, 2001; (ii) warrants to purchase 50,000 shares of Common Stock which are exercisable through January 9, 2002 at an exercise price of $1.00 per share (iii) warrants to purchase 20,000 shares of Common Stock which are exercisable at an exercise price of $1.00 per share through March 27, 2002, (iv) warrants to purchase 10,000 shares of Common Stock at an exercise price of $1.00 through November 24, 2003; (v) warrants to purchase 20,000 shares of Common Stock at an exercise price of $.68 per share through March 15, 2004; (vi) warrants to purchase 10,000 shares of Common Stock at an exercise price of $.39 per share through March 16, 2005.

 (11) 12,000 shares of Common Stock at a price of $1.00 per share through August 31, 2002. Does not include options which have been granted but have not vested to purchase 3,000 shares of Common Stock at a price of $1.00 per share. 20% of such options vest for a period of five years commencing September 1, 1999. Includes warrants to purchase 10,000 shares of Common Stock at an exercise price of $1.00 through November 24, 2003; (ii) warrants to purchase 16,667 shares of Common Stock at an exercise price of $.30 per share through February 5, 2005;
(iii) warrants to purchase 20,000 shares of Common Stock at an exercise price of $.68 per share through March 15, 2004; (iv) warrants to purchase 10,000 shares of Common Stock which are exercisable at an exercise price of $.39 per share through March 16, 2005.

(12) Includes warrants to purchase 10,000 shares of Common Stock at an exercise price of $1.00 through November 24, 2003; (ii) warrants to purchase 20,000 shares of Common Stock at an exercise price of $.68 per share through March 15, 2004; (iii) warrants to purchase 41,667 shares of Common Stock at an exercise price of $.38 per share through February 5, 2005; (iv) warrants to purchase 10,000 shares of Common Stock which are exercisable at an exercise price of $.39 per share through March 16, 2005.

(13) Includes warrants to purchase 10,000 shares of Common Stock at an exercise price of $1.00 through November 24, 2003; (ii) warrants to purchase 30,000 shares of Common Stock at an exercise price of $.68 per share through March 15, 2004; warrants to purchase 10,000 shares of Common Stock which are exercisable at an exercise price of $.39 per share through March 16, 2005.

(14) Includes warrants to purchase 10,000 shares of Common Stock which are exercisable at an exercise price of $.39 per share through March 16, 2005.


               ARRANGEMENTS BETWEEN DIGITAL AND ARTHUR TREACHER'S


         We have provided below summary descriptions of the Master Separation and Distribution agreement, effective as of ______________, or the Separation Agreement, and the key related agreements. The description is not complete. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as Exhibits to the registration statement of which this Information Statement is a part.

MASTER SEPARATION AND DISTRIBUTION AGREEMENT

         The Master Separation and Distribution Agreement contains the key provisions relating to the separation and the distribution.

         THE SEPARATION. The separation is scheduled to occur on or around _______________. On or before the separation date, Arthur Treacher's will sign the General Assignment and Assumption Agreement which provides for the transfer to Arthur Treacher's of assets and liabilities from Digital, effective on the separation date. Digital will deliver additional agreements governing various interim and ongoing relationships between Digital and Arthur Treacher's following the separation date. The ancillary agreements include:

         -        a General Assignment and Assumption Agreement;

         -        an Employee Matters Agreement; and

         -        an Indemnification and Insurance Matters Agreement.

To the extent that the terms of any of these ancillary agreements conflict with the separation agreement, the terms of these agreements govern. These agreements are described more fully below.

         THE DISTRIBUTION. On or prior to the date the distribution is effective, Digital intends to distribute the shares of common stock of Arthur Treacher's that Digital holds to Digital stockholders on a pro rata basis. Digital may, in its sole discretion, change the distribution date. Digital intends to consummate the distribution only if the following conditions are met (any of which may be waived by Digital):

         -        all required government approvals must be in effect; and

         -        no legal restraints must exist preventing the distribution.


         COVENANTS BETWEEN DIGITAL AND ARTHUR TREACHER'S. In addition to signing documents that transfer control and ownership of various assets and liabilities of Digital relating to the restaurant business, Arthur Treacher's agreed with Digital to enter into ancillary agreements described below.

         INFORMATION EXCHANGE. Both Digital and Arthur Treacher's have agreed to share information with each other, at no cost to the requesting party, for the following purposes, unless the sharing would be commercially detrimental:

         - Each party has agreed to maintain adequate internal accounting to allow the other party to satisfy its own reporting obligations and prepare its own financial statements.

         - Each party will retain records that may be beneficial to the other party for a specified period of time. If the records are going to be destroyed, the destroying party will give the other party an opportunity to retrieve all relevant information from the records.

         - Each party will do its best to provide the other party with personnel, directors, officers or agents who may be used as witnesses in legal proceedings.


         DISPUTE RESOLUTION. If problems arise between Arthur Treacher's and Digital, we have agreed to an arbitration procedure.

GENERAL ASSIGNMENT AND ASSUMPTION AGREEMENT

         The General Assignment and Assumption Agreement identifies the assets Digital will transfer to Arthur Treacher's and the liabilities we will assume from Digital in the separation. The Agreement also describes when and how these transfers and assumptions will occur.

INDEMNIFICATION AND INSURANCE MATTERS AGREEMENT

         GENERAL RELEASE OF PRE-SEPARATION CLAIMS. Effective as of the separation date, Arthur Treacher's will release Digital and its affiliates, agents, successors and assigns, and Digital will release Arthur Treacher's, and its affiliates, agents, successors and assigns among other things, from any liabilities arising from events occurring on or before the separation date. This provision will not impair a party from enforcing the separation agreement, any ancillary agreement or any arrangement specified in any of these agreements.

         INDEMNIFICATION. The indemnification and insurance matters agreement also contains provisions governing indemnification. In general, Arthur Treacher's has agreed to indemnify Digital and its affiliates, agents, successors and assigns from all liabilities arising from:

         - the restaurant business, any of Arthur Treacher's liabilities or any of Arthur Treacher's contracts; and

         - any breach by Arthur Treacher's of the Separation Agreement or any ancillary agreement.

         Digital has agreed to indemnify Arthur Treacher's and our affiliates, agents, successors and assigns from all liabilities arising from:

         - Digital's business other that the business transferred to Arthur Treacher's pursuant to the separation; and

         - any breach by Digital of the Separation Agreement or any ancillary agreement.

         The indemnifying party will have all indemnification payments net of insurance proceeds that the indemnified party receives. The agreement also contains provisions governing notice and indemnification procedures.


                   DESCRIPTION OF THE COMPANY'S CAPITAL STOCK


         Following the distribution, Arthur Treacher's authorized capital stock will consist of 75,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. The description set forth below is incomplete and is qualified by reference to the certificate of incorporation and bylaws, which are set forth in Exhibits 2.1 and 2.2.

COMMON STOCK

         The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Except as otherwise provided by law, the holders of common stock vote together with the holders of preferred stock as one class. Subject to the rights of the holders of any shares of preferred stock which may at the time be outstanding, holders of common stock will be entitled to such dividends as the board of directors may declare out of funds legally available therefor. Subject to the prior rights of creditors and holders of any preferred stock which may be outstanding from time to time, the holders of common stock are entitled, in the event of liquidation, dissolution or winding up of Arthur Treacher's, to share pro rata in the distribution of all remaining assets. The common stock is not liable for any calls or assessments and is not convertible into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

         The certificate of incorporation provides that the board of directors is authorized to provide for the issuance of shares of preferred stock, from time to time, in one or more series. Prior to the issuance of shares in each series, the board of directors is required by the certificate and the Delaware General Corporation Law (the "DGCL") to adopt resolutions and file a Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Therefor or the Certificate of Designation with the Secretary of State of Delaware, fixing for each such series the designations, preferences and relative, participating, optional or other special rights applicable to the shares to be included in any such series and any qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by Delaware law.


        TREATMENT OF CERTAIN DIGITAL AND ARTHUR TREACHER'S STOCK OPTIONS


DESCRIPTION OF DIGITAL 2000 STOCK PURCHASE AND OPTION PLAN

         During the most recent fiscal year, Digital had in effect an employee stock purchase and option plan (the "Plan") pursuant to which Digital may grant options to purchase an aggregate of 15,000,000 shares of Digital common stock to certain employees, officers and directors of Digital. At December ____, 2000, options to purchase _______________ shares of Digital common stock were outstanding under the Plan (the "Digital Employee Options").

         Digital has granted to Ralph Sorrentino, Martin Wade and Joanne Marzella (the "Officer/Director") options to purchase an aggregate of 6,250,000 shares of Digital common stock (the "Officer/Director Options") pursuant to Employment Agreements entered into between Digital and the Officer/Directors or their affiliates (the "Digital Officer/Director Option Agreements").

PROPOSED AMENDMENT TO THE DIGITAL STOCK PURCHASE AND OPTION PLAN AND THE DIGITAL OFFICER/DIRECTOR OPTION AGREEMENTS

         Digital intends to adopt an amendment to the Plan and Digital intends to enter into Amendment Agreements to the Digital Officer/Director Option Agreements (the "Amendments") pursuant to which, effective immediately prior to the distribution of the Arthur Treacher's common stock, each of the Digital Employee Options and the Officer/Director Options outstanding will be bifurcated into two separately exercisable options, one to purchase Digital Common Stock (an "Adjusted Digital Option") and one to purchase Arthur Treacher's Common Stock (an "Adjusted Arthur Treacher's Option") (collectively, the "Adjusted Options"). Each Adjusted Option will be exercisable for a number of shares equal to the number of shares covered by the corresponding pre-spin-off Digital Employee Option or Digital Officer/Director's Option, as the case may be. Thus, following the spin-off, each Employee Stock Option holder will hold separately exercisable options to purchase an equal number of shares of Digital Common Stock and Arthur Treacher's Common Stock and each holder of Officer/Director Options will hold separately exercisable options to purchase an equal number of shares of Digital Common Stock and Arthur Treacher's Common Stock. The exercise price of each Adjusted Option will be adjusted to recognize the effect of the spin-off by allocating the exercise price of the corresponding Digital Option prior to the spin-off between the Adjusted Digital Option and the Adjusted Arthur Treacher's Option based on the relative total asset value of Digital and Arthur Treacher's after the spin-off.

DESCRIPTION OF ARTHUR TREACHER'S STOCK OPTION PLAN

         The Arthur Treacher's Board intends to adopt, and Digital, as the sole stockholder of Arthur Treacher's will approve, the Arthur Treacher's 2001 Adjustment Plan (the "Arthur Treacher's 2001 Adjustment Plan") subject to consummation of the distribution. The following summary is qualified in its entirety by reference to the complete text of the Arthur Treacher's 2001 Adjustment Plan.

         In connection with the spin-off, each Digital Employee Option existing under Digital's Stock Purchase and Option Plan prior to the spin-off will be adjusted so as to represent two separately exercisable options: one to purchase Digital Common stock (the "Adjusted Digital Option") and one to purchase Arthur Treacher's Common stock (the "Adjusted Arthur Treacher's Option"). Each Adjusted Arthur Treacher's Option will be exercisable for the same number of shares as was covered by the corresponding Digital Option immediately prior to the spin-off. The exercise price of each Adjusted Arthur Treacher's Option will be adjusted to recognize the effect of the spin-off by allocating the exercise price of the corresponding Digital Option prior to the spin-off between the Adjusted Digital Option and the Adjusted Arthur Treacher's Option based on the relative total asset value of Digital and Arthur Treacher's after the spin-off.

         The purpose of the Arthur Treacher's 2001 Adjustment Plan is to provide for the grant and administration of the Adjusted Arthur Treacher's Options pursuant to the spin-off. The Arthur Treacher's 2001 Adjustment Plan has no other purpose and no further grants of options will be made under the Arthur Treacher's 2001 Adjustment Plan. The Arthur Treacher's 2001 Adjustment Plan will provide substantially the same rights and benefits to option holders with regard to Arthur Treacher's Options as is currently provided under existing Digital Employee Stock Option Plan.

                      TREATMENT OF CERTAIN DIGITAL WARRANTS

         There are currently outstanding Warrants to purchase ______ shares of Digital common stock. Digital intends to enter into amendment of the Warrants (the "Warrant Amendments") pursuant to which, effective immediately prior to the distribution of the Arthur Treacher's common stock, each of the Warrants outstanding will be bifurcated into two separately exercisable Warrants, one to purchase Digital common stock (an "Adjusted Digital Warrant") and one to purchase Arthur Treacher's common stock (an "Adjusted Arthur Treacher's Warrant") (collectively, the "Adjusted Warrants"). Each Adjusted Warrant will be exercisable for a number of shares equal to the number of shares covered by the pre-spin-off Digital Warrant. Thus, following the spin-off, each Warrant holder will hold separately exercisable warrants to purchase an equal number of shares of Digital common stock and Arthur Treacher's common stock. The exercise price of each Adjusted Warrant will be adjusted to recognize the effect of the spin-off by allocating the exercise price of the corresponding Digital Warrant prior to the spin-off between the Adjusted Digital Warrant and the Adjusted Arthur Treacher's Warrant based on the relative total asset value of Digital and Arthur Treacher's after the spin-off. Arthur Treacher's will adopt a Warrant Adjustment Plan to effect the foregoing.

LISTING AND TRADING OF OUR COMMON STOCK

         There is not currently a public market for our common stock. We have been approved to list our common stock on the NASDAQ Bulletin Board under the symbol "ATPF"

         We cannot assure you as to the price at which our common stock will trade before, on or after the distribution date. Although the price at which such stock trades may fluctuate significantly until our common stock is fully distributed and an orderly market develops, we believe the presence of a when-issued trading market may have a stabilizing effect on the price of our common stock following the distribution. In addition, the combined trading prices of our common stock and Digital common stock held by shareholders after the distribution may be less than, equal to or greater than the trading price of Digital common stock prior to the distribution.

         The shares distributed to Digital shareholders will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us. People who may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This may include some or all of our officers and directors. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by
Section 4(2) of the Securities Act or Rule 144 thereunder.

CERTAIN CHARTER AND DELAWARE LAW PROVISIONS

         After the distribution, certain provisions of the certificate could discourage potential acquisition proposals and could delay or prevent a change in control. The issuance of preferred stock authorized in the certificate could have the effect of delaying or preventing a change in control. Such preferred stock could be utilized to implement, without stockholder approval, a stockholders' rights plan that could be triggered by certain change in control transactions, which could delay or prevent a change in control or could impede a merger, consolidation, takeover or other business combination involving Arthur Treacher's. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. Arthur Treacher's has no current plans to issue shares of preferred stock.

DELAWARE BUSINESS COMBINATION STATUTE

         Section 203 of the DGCL provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

         - prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareowner becoming an interested stockholder;

         - upon consummation of the transaction which resulted in the shareowner becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

         - on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66?% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

                        o any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

                        o     the affiliates and associates of any such person.


         Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. However, for a period of three years following the distribution date, Digital and its affiliates are excluded from the definition of interested stockholder pursuant to the terms of Section 203. The provisions of Section 203 may encourage persons interested in acquiring Arthur Treacher's to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our shareowners may otherwise deem to be in their best interests.

         THE PROVISIONS OF THE CERTIFICATE AND DELAWARE LAW ARE INTENDED TO ENCOURAGE POTENTIAL ACQUIRORS TO NEGOTIATE WITH US AND ALLOW OUR BOARD OF DIRECTORS THE OPPORTUNITY TO CONSIDER ALTERNATIVE PROPOSALS IN THE INTEREST OF MAXIMIZING STOCKHOLDER VALUE. SUCH PROVISIONS, HOWEVER, MAY ALSO HAVE THE EFFECT OF DISCOURAGING ACQUISITION PROPOSALS OR DELAYING OR PREVENTING A CHANGE IN CONTROL, WHICH MAY HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF THE COMMON STOCK.

                                 DIVIDEND POLICY

         Arthur Treacher's has never declared or paid any cash dividends on its capital stock. Arthur Treacher's currently intends to retain all future earnings, if any, for use in the operation and expansion of its business and does not anticipate declaring or paying cash dividends.


                                 INDEMNIFICATION
                            OF DIRECTORS AND OFFICERS


         Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to an criminal action or proceedings, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statues requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

         Our certificate of incorporation allows us to provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us or, while a director or officer of us, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, join venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is the alleged action of such person in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Our certificate of incorporation also provides that we shall pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statue, provision of the certificate by-law, agreement, vote of shareowners or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of us thereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

         Arthur Treacher's understands that the staff of the Securities and Exchange Commission is of the opinion that statutory, charter and contractual provisions as are described above have no effect on claims arising under the federal securities laws.


                DISTRIBUTION AGENT, TRANSFER AGENT AND REGISTRAR

         The Distribution Agent, Transfer Agent and Registrar for the Arthur Treacher's common stock is Atlas Stock Transfer, 5899 South State Street, Salt Lake City, Utah 84107, Telephone: (801) 266-7151.

                   INDEX OF CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                           PAGE
                                                                                                           ----

Interim Consolidated Financial Statements (Unaudited)

Consolidated Statements of Operations - 3 Months Ended October 1, 2000
 and September 26, 1999                                                                                    F-1

Consolidated Balance Sheets - October 1, 2000 and June 30, 2000                                            F-2 - F-3

Consolidated Statements of Stockholder's Equity - 3 Months Ended October 1, 2000
 and September 26, 1999                                                                                    F-3

Consolidated Statements of Cash Flows - 3 Months Ended October 1, 2000
 and September 26, 1999                                                                                    F-4 - F-5

Condensed Notes to Interim Financial Statements                                                            F-6 - F-8

Independent Auditor's Report                                                                               F-9

Year End Consolidated Financial Statements (Audited)

Consolidated Statements of Operations - Years Ended June 30, 2000 and 1999                                 F-10

Consolidated Balance Sheets - June 30, 2000 and 1999                                                       F-11

Consolidated Statements of Stockholder's Equity - Years Ended June 30, 2000 and 1999                       F-12 - F-13

Consolidated Statement of Cash Flows - Years Ended June 30, 2000, 1999 and 1998                            F-14

Notes to Consolidated Financial Statements                                                                 F-15 - F-36

                       DIGITAL CREATIVE DEVELOPMENT CORPORATION

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                           FOR THE THREE MONTH PERIODS


                                                                                July 1, 2000             July 1, 1999
                                                                                  through                   through
                                                                              October 1, 2000         September 26, 1999
                                                                                 (Unaudited)              (Unaudited)
                                                                                ------------              ------------
TOTAL REVENUE                                                                   $  3,051,251                 3,899,702
                                                                                ------------              ------------


OPERATING EXPENSES:
     Cost of sales, including occupancy except depreciation                        1,642,299                 2,058,775
     Operating expenses                                                            1,055,387                 1,503,866
     Depreciation and amortization                                                   157,313                   215,050
     General and administrative expenses                                             611,697                   301,364
                                                                                ------------              ------------
              TOTAL OPERATING EXPENSES                                             3,466,696                 4,079,055
                                                                                ------------              ------------

              LOSS FROM OPERATIONS                                                  (415,445)                 (179,353)

OTHER INCOME (EXPENSES):
     Interest Expense                                                                (47,654)                  (41,713)
                                                                                ------------              ------------

              NET LOSS                                                              (463,099)                 (221,066)

     Undeclared preferred stock dividends                                            (39,805)                  (30,570)
                                                                                ------------              ------------

              Net loss for common shareholders                                  $   (502,904)                 (251,636)
                                                                                ============              ============



Basic loss per common share                                                     $       (.03)                     (.02)
                                                                                ============              ============

Diluted loss per common share                                                   $       (.03)                     (.02)
                                                                                ============              ============

Weighted average number of outstanding shares for basic and diluted               16,590,701                15,165,011
                                                                                ============              ============

DIGITAL CREATIVE DEVELOPMENT CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                        OCTOBER 1, 2000 and JUNE 30, 2000


                                                                              October 1,               June 30
ASSETS                                                                           2000                    2000
                                                                             (Unaudited)               (Audited)
                                                                             -----------             -----------
CURRENT ASSETS:
     Cash and cash equivalents                                               $ 6,454,153               8,239,351
     Accounts receivable, net of allowance of $10,065
         and $10,065 respectively                                                194,586                  92,750
     Inventories                                                                 113,168                 127,635
     Prepaid expenses and other                                                   88,942                  84,358
                                                                             -----------             -----------
              TOTAL CURRENT ASSETS                                             6,850,849               8,544,094
                                                                             -----------             -----------

PROPERTY AND EQUIPMENT, AT COST
     Leasehold improvements                                                    2,386,864               2,382,525
     Furniture, fixtures, and equipment                                        1,824,037               1,824,037
                                                                             -----------             -----------
                                                                               4,210,901               4,206,562
     Less accumulated depreciation                                             3,557,141               3,403,910
                                                                             -----------             -----------
              PROPERTY AND EQUIPMENT, net                                        653,760                 802,652
                                                                             -----------             -----------

OTHER ASSETS
     Deposits                                                                     19,291                  18,513
     Goodwill                                                                    263,954                 268,035
     Notes Receivable, Net of Allowance of $210,000
         and $210,000 respectively                                               765,135                 266,134
     Investments and Advances in Entertainment Concept Companies                 427,291                       0
     Marketable Securities Available for Sale                                    720,736                 300,000
     Non-Marketable Securities, Net of Allowance of $450,000                   2,200,000               2,200,000
     Other                                                                         8,412                   8,412
                                                                             -----------             -----------

TOTAL OTHER ASSETS                                                             4,404,819               3,061,094
                                                                             -----------             -----------

              TOTAL ASSETS                                                   $11,909,428              12,407,840
                                                                             ===========             ===========

                       DIGITAL CREATIVE DEVELOPMENT CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                        OCTOBER 1, 2000 and JUNE 30, 2000

                                                          October 1,                June 30,
                                                             2000                     2000
                                                         (Unaudited)                (Audited)
                                                        ------------              ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable                                   $  2,276,895                 2,155,326
     Accrued expenses and other liabilities                  248,174                   455,261
     Current maturities of long-term debt                  1,379,285                 1,377,993
     Deferred revenue                                        280,760                   317,262
                                                        ------------              ------------
              TOTAL CURRENT LIABILITIES                    4,185,114                 4,305,842

Long-term debt, net of current maturities                    433,159                   470,994
                                                        ------------              ------------

                  TOTAL  LIABILITIES                       4,618,273                 4,776,836
                                                        ------------              ------------

MINORITY INTEREST IN SUBSIDIARY                            4,805,282                 4,805,282
                                                        ------------              ------------


STOCKHOLDERS' EQUITY
     Preferred stock                                       1,744,885                 1,744,885
     Common stock                                            165,907                   164,707
     Additional paid-in capital                           20,063,870                19,941,820
     Accumulated deficit                                 (19,488,789)              (19,025,690)
                                                        ------------              ------------
TOTAL STOCKHOLDERS' EQUITY                                 2,485,873                 2,825,722
                                                        ------------              ------------


TOTAL LIABILITIES and STOCKHOLDERS' EQUITY              $ 11,909,428                12,407,840
                                                        ============              ============

                       DIGITAL CREATIVE DEVELOPMENT CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           FOR THE THREE MONTH PERIODS

                                                                                   July 1, 2000             July 1, 1999
                                                                                      through                  through
                                                                                  October 1, 2000        September 26, 1999
                                                                                  ---------------        ------------------
Operating activities:
     Net loss                                                                      $  (463,099)                (221,066)
     Adjustments to reconcile net loss to net cash
         provided by operating activities:
              Depreciation and amortization                                            153,231                  215,050
              Amortization of deferred revenue                                         (36,502)                      --
              Changes in assets and liabilities:
                  (Increase) in accounts receivable                                   (101,836)                  (5,344)
                  (Increase) in deposits and other assets                             (927,070)                 (24,577)
                  (Increase) in prepaid expenses and other
                      current assets                                                    (4,584)                 (40,332)
                  Decrease in inventories                                               14,467                   44,949
                  Decrease in goodwill                                                   4,081                    4,081
                  Increase (decrease) in accounts payable                              121,569                  (32,207)
                  (Decrease) in accrued expenses, and
                      other liabilities                                               (207,087)                 (68,656)
                                                                                   -----------              -----------
                  Net cash (used in) provided by operating activities               (1,446,830)                (269,847)
                                                                                   -----------              -----------

Investing activities:
     Capital expenditures                                                               (4,339)                  (2,655)
     Investments made by subsidiary                                                   (420,736)                      --
     Proceeds from disposition of restaurants                                               --                   49,248
                                                                                   -----------              -----------
                  Net cash used in investing activities                               (425,075)                  46,773
                                                                                   -----------              -----------

Financing activities:
     Proceeds from the issuance of stock, from subsidiary                               75,000                        0
     Proceeds from the issuance of preferred stock, net of issue costs                      --                       --
     Issuance of common stock                                                           48,250                       --
     Proceeds from long-term debt                                                           --                       --
         Payment of dividend                                                                --                       --
     Principal payments on long-term debt                                              (36,543)                 (65,316)
                                                                                   -----------              -----------
Net cash (used in) provided by financing activities                                     86,707                  (65,316)
                                                                                   -----------              -----------

Net (decrease) in cash and cash equivalents                                         (1,785,198)                (146,645)

                       DIGITAL CREATIVE DEVELOPMENT CORPORATION

                           FOR THE THREE MONTHS ENDED

                                                                July 1, 2000           July 1, 1999
                                                                    through               through
                                                               October 1, 2000      September 26, 1999
                                                               ---------------      ------------------
Cash and cash equivalents beginning of period                       8,239,351             165,459
                                                                 ------------             -------
Cash and cash equivalents end of period                          $  6,454,153              18,814
                                                                 ============             =======


Supplemental disclosure of cash flow information:
     Cash paid for interest                                      $      6,999               7,586
                                                                 ============             =======
Supplemental disclosure of noncash transactions:
     Common stock issued to settle accounts payable              $          0                   0
                                                                 ============             =======
Supplemental disclosure of noncash transactions:
     Common stock issued to settle debt and interest             $                              0
                                                                 ============             =======

                       DIGITAL CREATIVE DEVELOPMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                 OCTOBER 1, 2000


NOTE 1 - BASIS OF PRESENTATION

          The accompanying interim unaudited financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission, and reflect all adjustments which, in the opinion of management, are necessary to properly state the results of operations and financial position. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations although management believes that the disclosures are adequate to make the information presented not misleading. The results of operations are not necessarily indicative of the results for the full year. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's audited financial statements included in the Form 10-KSB for the fiscal year ended June 30, 2000, filed with the Securities and Exchange Commission on October 16, 2000.


NOTE  2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries,

         MIE Hospitality, Inc., a wholly-owned subsidiary: which operates 29 Arthur Treacher's Fish and Chips restaurants in Pennsylvania, New York, New Jersey and Delaware.

         Arthur Treacher's Management Co., a wholly-owned subsidiary, which provides payroll services to the Company.

         Arthur Treacher's Advertising Co., a wholly-owned subsidiary, which provides certain advertising services to the Company and the franchisees.

         Digital Creative Development Corporation (DCDC (Delaware)), a subsidiary which acquires invests and forms joint ventures with web design, web consulting and companies that create and transmit digital broadband content.

         Arthur Treacher's Inc., a wholly-owned subsidiary, which was formed to conduct the Company's restaurant operations.

Earnings per Share

Effective December 28, 1997, the Company implemented the provisions of Statement of Financial Accounting Standards # 128 "Earnings Per Share". All earnings per share information presented has been restated to reflect the provisions of this statement.

Note 3 -  COMMITMENTS AND CONTINGENCIES

ATAC Corporation and Patrick Cullen v. Arthur Treacher's, Inc. and James Cataland, Case No. 1:95CV 1032, In the U.S. District Court, Northern District, Ohio Eastern Division; filed May 9, 1995. On November 16, 1994, Arthur Treacher's terminated the agency agreement of a Regional Development Representative, ATAC Corporation, on the grounds that ATAC breached the agreement by assigning the agency agreement to a third party without the consent of Arthur Treacher's. ATAC claims that the Company was aware of and consented to the third-party assignment. The Company is unaware of any document signed by a properly-authorized representative of the Company formally authorizing or consenting to the assignment. On May 9, 1995, ATAC filed the action and alleged that the Company terminated the contract without cause, tortuously interfered with other business relationships, committed wrongful conversion of the territory and committed restraint of trade and price-fixing, breach of contract, fraud, and violations of RICO. ATAC originally demanded a minimum of $2,750,000 in compensatory damages and $6,000,000 in punitive damages. In response to the original complaint, the Company filed a motion to dismiss all of the claims. In addition, the Company filed a counterclaim against ATAC seeking a Declaratory Judgment that ATAC does not have a service contract with the Company in certain areas which the Company does business, that ATAC has committed breach of contract and that the Company is entitled to indemnification for previous lawsuits which have occurred because of the actions of ATAC on behalf of the Company. ATAC has twice amended the claims and allegation of the original complaint. In the Third Amended Complaint, ATAC asserts claims against the Company and the Company's former President, James Cataland, for fraud, breach of contract, tortuous interference with contract, violations of the Ohio Business Opportunity Act, violations of the Ohio Consumer Sales Practices Act and breach of fiduciary duty. ATAC seeks in excess of $10,000,000 in compensatory, punitive, and statutory damages from the Company. In response to the Third Amended Complaint, the Company in 1997 filed a Motion to Dismiss ATAC's claims for breach of fiduciary duty and under the Consumer Sales Practices and Business Opportunity Acts. The Company also requested that the district court dismiss the claim against the Company's former President. The Company in 1998 filed Motions for Summary Judgment on behalf of itself and the Company's former President with respect to all of ATAC's claims (except breach of contract) and requested that the court refer the remaining contract claim to binding arbitration. The Court recently granted the Company's Motion to Stay the lawsuit pending arbitration and the ruling is presently the subject of an appeal to the Sixth Circuit Court of Appeals.

The Company originally believed that the lawsuit was an attempt by plaintiffs to regain the territory by forcing the Company to defend expensive litigation at significant expense and that the plaintiffs' claims are without merit. The Company now understands that ATAC solely seeks damages from the Company. The Company still believes that ATAC's claims are meritless. The Company's attorneys have indicated that they intend to vigorously defend the Company from the claims made by ATAC and pursue any counterclaims.

In opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated results or operations or financial position.

Independent Auditors' Report To the Board of Directors Arthur Treacher's, Inc.

We have audited accompanying the consolidated balance sheets of Arthur Treacher's, Inc. and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Digital Creative Development Corp., a newly formed majority-owned subsidiary, whose statements reflect total assets of $11,065,242, and $0 as of June 30, 2000 and 1999, respectively, and total revenues of $44,629 and $0, respectively, and loss on investments of $450,000 and $0 respectively. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Digital Creative Development Corp., is based solely on the report of the other auditors. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur Treacher's, Inc. as of June 30, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the consolidated financial statements, the Company has continuing net losses. Additionally, Arthur Treacher's, Inc.'s restaurant companies (Arthur Treacher's, Inc., Arthur Treacher's Management Company, M.I.E. Hospitality, Inc. and Arthur Treacher's Advertising) when considered alone have a stockholders deficit of approximately $8,000,000 and a working capital deficiency of approximately $4,000,000. These conditions raise substantial doubts about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. September 28, 2000 Gainesville, Florida

                             ARTHUR TREACHER'S, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       YEARS ENDED JUNE 30, 2000 AND 1999


                                                                                            2000                   1999
                                                                                            ----                   ----
REVENUES
    Restaurant Sales                                                                     $12,116,681            $20,567,361
    Franchise Fees and Royalties                                                             466,690                355,776
    Other Revenues                                                                           964,048                608,692
                                                                                         -----------            -----------

TOTAL REVENUES                                                                            13,547,419             21,531,829

OPERATING EXPENSES
    Cost of Sales, Including Occupancy Except Depreciation                                 7,234,384             12,855,353
    Operating Expenses                                                                     5,074,222              8,569,080
    Depreciation and Amortization                                                            691,232              1,204,321
    General and Administrative Expenses                                                    1,464,007              1,905,439
    Impairment of Assets                                                                     215,504              2,036,955
    Compensation from Stock Options                                                        1,931,000
                                                                                         -----------            -----------

TOTAL OPERATING EXPENSES                                                                  16,610,349             26,571,148
                                                                                         -----------            -----------

LOSS FROM OPERATIONS                                                                      (3,062,930)            (5,039,319)

OTHER INCOME (EXPENSES)
    Interest Expense, Net of Interest Income of $44,688 in 2000                             (184,192)              (168,885)
        and $6,842 in 1999
    Loss on Securities                                                                      (450,000)                    --
    Minority Interest in Loss from Subsidiaries                                              386,822                     --
    Other, Net                                                                              (259,046)              (638,515)
                                                                                         -----------            -----------

TOTAL OTHER INCOME (EXPENSES)                                                               (506,416)              (807,400)
                                                                                         -----------            -----------

NET LOSS                                                                                  (3,569,346)            (5,846,719)

UNDECLARED PREFERRED STOCK DIVIDENDS                                                        (159,220)              (102,390)
                                                                                         -----------            -----------

NET LOSS FOR COMMON SHAREHOLDERS                                                         $(3,728,566)           $(5,949,109)
                                                                                         ===========            ===========

Basic Loss Per Common Share                                                                     (.24)                  (.40)
                                                                                         ===========            ===========

Diluted Loss Per Common Share                                                                   (.24)                  (.40)
                                                                                         ===========            ===========

Weighted Average Number of Outstanding Shares for Basic and Diluted                       15,339,306             14,966,624
                                                                                         ===========            ============

           See accompanying Notes to Consolidated Financial Statements

                             ARTHUR TREACHER'S, INC.
                           CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 2000 AND 1999



                                     ASSETS

                                                                                 2000                      1999
                                                                                 ----                      ----
CURRENT ASSETS
-------------
    Cash and Cash Equivalents                                                 $ 8,239,351                 $ 165,459
    Accounts Receivable, Net of Allowance of $10,065                               81,418                   138,136
        in 2000 and $49,700 in 1999
    Inventories                                                                   127,635                   174,930
    Current Portion of Notes Receivable                                            11,332                    11,332
    Prepaid Expenses and Other Current Assets                                      84,358                    94,176
                                                                               ----------                 ---------
TOTAL CURRENT ASSETS                                                            8,544,094                   584,033

PROPERTY AND EQUIPMENT
----------------------
    Leasehold Improvements                                                      2,382,525                 4,072,762
    Furniture, Fixtures, and Equipment                                          1,824,037                 2,943,477
                                                                               ----------                 ---------
                                                                                4,206,562                 7,016,239
    Less - Accumulated Depreciation                                             3,403,910                 5,450,502
                                                                               ----------                 ---------
PROPERTY AND EQUIPMENT, NET                                                       802,652                 1,565,737



OTHER ASSETS
------------
    Deposits                                                                       18,513                   134,213
    Goodwill, Net of Accumulated Amortization of $58,505 in 2000                  268,035                   284,362
        and $42,178 in 1999
    Notes Receivable, Net of Allowance of $210,000 in 2000 and                    266,134                    70,135
        $0 in 1999
    Marketable Securities Available for Sale                                      300,000                        --
    Non-marketable Securities, Net of Allowance of $450,000                     2,200,000                        --
    Other                                                                           8,412                     3,039
                                                                               ----------                ----------
TOTAL OTHER ASSETS                                                              3,061,094                   491,749
                                                                               ----------                ----------

TOTAL ASSETS                                                                  $12,407,840                $2,641,519
                                                                              ===========                ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                              2000                   1999
                                                                                             ----                   ----
CURRENT LIABILITIES
  Accounts Payable                                                                        $ 2,155,326             $2,968,623
  Accrued Expenses and Other Liabilities                                                      455,261                410,025
  Current Maturities of Long-Term Debt                                                      1,377,993                570,579
  Deferred Revenue                                                                            317,262                367,850
                                                                                          -----------             ----------
TOTAL CURRENT LIABILITIES                                                                   4,305,842              4,317,077

LONG-TERM DEBT, Net of Current Maturities                                                     470,994              1,119,300

OTHER LIABILITIES
  Deferred Revenue                                                                                 --                248,000
                                                                                          -----------             ----------

TOTAL LIABILITIES                                                                           4,776,836              5,684,377

MINORITY INTEREST IN SUBSIDIARY                                                             4,805,282                     --

STOCKHOLDERS' EQUITY
  Preferred Stock 2,000,000 Shares Authorized:
      Series A Convertible, Par Value $1; 2,200 Shares Issued and Outstanding;                  2,200                  2,200
        Involuntary Liquidation Preference of $1 Per Share Plus Accrued and
        Unpaid Dividends
      Series B Convertible, Par Value $1; 490,000 Shares Issued and Outstanding;              490,000                490,000
        Involuntary Liquidation Preference of $1 Per Share
      Series C, Par Value $100; 9,900 Shares Issued and Outstanding; Involuntary              852,705                852,705
        Liquidation Preference of $100 Per Share Plus Accrued and Unpaid Dividends
      Series D, Par Value $100; 4,000 Shares Issued and Outstanding; Involuntary              399,980                399,980
        Liquidation Preference of $100 Per Share Plus Accrued and Unpaid Dividends
  Common Stock, Par Value $.01; Authorized 25,000,000 Shares; Issued and                      164,707                151,651
    Outstanding: 16,490,484 Shares at June 30, 2000; 15,149,181 Shares at June
    30, 1999
  Additional Paid-In Capital                                                               19,941,820             10,516,950
  Accumulated Deficit                                                                     (19,025,690)           (15,456,344)
                                                                                         ------------           ------------
TOTAL STOCKHOLDERS' EQUITY                                                                  2,825,722             (3,042,858)
                                                                                         ------------           ------------


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                               $ 12,407,840           $  2,641,519
                                                                                         ============           ============


           See accompanying Notes to Consolidated Financial Statements

                             ARTHUR TREACHER'S, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       YEARS ENDED JUNE 30, 2000 AND 1999

                                                                             Additional
                                               Preferred       Common          Paid in         Accumulated
                                                 Stock          Stock          Capital           Deficit           Total
                                                 -----          -----          -------           -------           -----
Balance at June 30, 1998                      $1,355,505      $ 148,539      $10,411,729      $ (9,609,625)      $ 2,306,148
    Common Stock Issued                               --          2,515          107,486                --           110,001
    Preferred Stock Issued                       399,980             --          (44,681)               --           355,299
    Stock Issued to Settle Accounts                   --            438           43,398                --            43,836
        Payable
    Preferred Stock Converted to Common          (10,600)           159           10,441                --                --
    Stock Issuance Costs                              --             --          (11,423)               --           (11,423)
    Net Loss                                          --             --               --        (5,846,719)       (5,846,719)
                                              ----------      ---------      -----------      ------------       -----------
Balance at June 30, 1999                       1,744,885        151,651       10,516,950       (15,456,344)       (3,042,858)
    Stock Issued in Payment of Notes                  --         11,386          715,687                --           727,073
        Payable
    Stock Issued to Settle Accounts                   --          1,670          175,230                --           176,900
        Payable
    Stock Option Compensation                         --             --        1,931,000                --         1,931,000
    Majority Interest in Subsidiary                   --             --        6,602,953                           6,602,953
    Net Loss                                          --             --               --                          (3,569,346)
                                              ----------      ---------      -----------      ------------       -----------
Balance at June 30, 2000                      $1,744,885      $ 164,707      $19,941,820      $(19,025,690)      $ 2,825,722
                                              ==========      =========      ===========      ============       ===========

           See accompanying Notes to Consolidated Financial Statements

                             ARTHUR TREACHER'S, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       YEARS ENDED JUNE 30, 2000 AND 1999

                                                                                             2000                  1999
                                                                                             ----                  ----
OPERATING ACTIVITIES
    Net Loss                                                                              $(3,569,346)          $(5,846,719)
    Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
        Stock Option Compensation                                                           1,931,000
        Depreciation and Impairment                                                           906,736             3,241,276
        Loss on Disposal of Assets                                                             38,261               932,590
        Loss on Investments                                                                   450,000                    --
        Provision for Bad Debts                                                               210,000                    --
        Allocation of Losses to Minority Shareholders                                        (386,822)                   --
        Changes in Assets and Liabilities:
           (Increase) Decrease in Accounts Receivable                                          56,718               (58,851)
           Decrease in Deposits and Other Assets                                              110,320               132,698
           Decrease in Prepaid Expenses and Other Current Assets                               34,818                79,332
           Decrease in Inventories                                                             47,295                99,808
           Increase (Decrease) in Accounts Payable                                           (636,398)              617,758
           Increase  (Decrease)  in  Accrued  Expenses,  Other  Liabilities  and             (253,344)              133,913
               Dividends Payable
                                                                                       --------------        --------------
Net cash used in operating activities                                                      (1,060,762)             (668,195)
                                                                                       --------------        --------------

INVESTING ACTIVITIES
    Issuance of Notes and Loans Receivable                                                   (435,000)                   --
    Capital Expenditures                                                                      (77,670)             (427,622)
    Purchase of Investments                                                                (2,950,000)                   --
    Proceeds from Notes Receivable                                                              4,001                    --
                                                                                       --------------        --------------
NET CASH USED IN INVESTING ACTIVITIES                                                      (3,458,669)             (427,622)
                                                                                       --------------        --------------

FINANCING ACTIVITIES
    Proceeds from the Issuance of Common Stock                                             11,795,057                98,577
    Proceeds from the Issuance of Preferred Stock                                                  --               355,299
    Proceeds from Long-Term Debt                                                            1,025,133               435,725
    Principal Payments on Long-Term Debt                                                     (226,867)             (537,961)
                                                                                       --------------        --------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                  12,593,323               351,640
                                                                                       --------------        --------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                        8,073,892              (744,177)

CASH AND CASH EQUIVALENTS, Beginning of Year                                                  165,459               909,636
                                                                                       --------------        --------------

CASH AND CASH EQUIVALENTS, End of Year                                                    $ 8,239,351             $ 165,459
                                                                                       ==============        ==============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash Paid for Interest                                                                  $ 140,964             $ 175,727
    Noncash Investing and Financing Activities:
        Common Stock Issued to Settle Accounts Payable                                      $ 176,900             $  43,836
        Common Stock Issued in Payment of Notes Payable                                     $ 639,158                    --
        Common Stock Issued in Payment of Accrued Interest                                  $  87,915                    --

           See accompanying Notes to Consolidated Financial Statements

                             ARTHUR TREACHER'S, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

         Description of the Business
         ---------------------------

         Arthur Treacher's, Inc. (the "Company") owns, operates and franchises quick service seafood restaurants under the name "Arthur Treacher's Fish & Chips". At June 30, 2000, the Company owned and operated 27 restaurants and franchised an additional 62 restaurants, and participates in 81 franchised co-branded restaurants located in 13 states, Puerto Rico and Canada, with the greatest concentration in the northeast region of the United States.

         In February 2000, the company formed a subsidiary, Digital Creative Development Corporation, a Delaware Corporation, (DCDC, Delaware), for the purpose of investing in entities engaged in the creation of traditional entertainment content. In March 2000, the Company formed a subsidiary, Arthur Treacher's, Inc., a Delaware Corporation (which has been inactive through June 30, 2000). In August 2000, the Company, a Utah corporation, changed its name from Arthur Treacher's Inc. to Digital Creative Development Corporation (Utah).

         Principles of Consolidation
         ---------------------------

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Arthur Treacher's Management Company, MIE Hospitality, Inc., Arthur Treacher's, Inc. (Delaware) and Arthur Treacher's Advertising Company, and its majority-owned subsidiary, Digital Creative Development Corporation. All material intercompany transactions have been eliminated in consolidation.

         Cash and Cash Equivalents
         -------------------------

         The Company considers all highly liquid investments with an original maturity of ninety days or less to be cash equivalents.

         Inventories
         -----------

         The Company values its inventories at the lower of cost (first-in, first-out method) or market.

         Investments
         -----------

         Investments in marketable securities are carried at fair market value and classified as available for sale. Investments in non-marketable securities are carried at cost less any valuation allowances deemed necessary by management.

         Property and Equipment
         ----------------------

         Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets, which range from 3 to 10 years.

                             ARTHUR TREACHER'S, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
         ------------------------------------------

         Recoverability of Long-Lived Assets
         -----------------------------------

         The Company follows the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. During 2000 and 1999, the Company recognized an impairment loss of approximately $215,500 and $2,037,000, (which is included in depreciation and amortization), related to the assets at two store locations in 2000, and approximately 17 stores in two states in 1999.

         Income Taxes
         ------------

         The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, the method requires the recognition of future tax benefits, such as net operating loss and business tax credit carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         Franchise Operations
         --------------------

         Franchise royalties, which are based upon a percentage of franchise restaurants' sales, are recognized as income on the accrual basis. Initial franchise fees are typically included in revenues when substantially all services and conditions relating to the sale of the franchise have been performed or satisfied, which occurs when the franchised restaurant commences operations. Initial franchise fees for area franchise agreements are recognized as income on a pro rata basis as the restaurants are opened.

         Per Share Data
         --------------

         The Company follows the provisions of SFAS No. 128, "Earnings per share". This statement governs the computation, presentation, and disclosure requirements of earnings per share (EPS) for entities with publicly held common stock.

                             ARTHUR TREACHER'S, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)
         ------------------------------------------

         Net income per share of common stock is computed based upon the weighted average number of common shares and share equivalents outstanding during the year. When dilutive, stock options and warrants, and preferred stock are included as share equivalents. None of these equity instruments are included in the 2000 and 1999 calculations since the Company experienced losses.

         Estimates
         ---------

         The preparation of financial statements in accordance with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Stock Options and Warrants
         --------------------------

         The Company follows the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," in accounting for its options and warrants, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees," and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion 25 and provide the pro forma disclosure provisions of SFAS No. 123.

         Goodwill
         --------

         Goodwill, which has been recorded as a result of purchased acquisitions, is amortized over the period estimated to benefit from the acquired assets and rights, which is twenty years.


NOTE 2 - MARKETABLE SECURITIES
         ---------------------

         As of June 30, 2000, the cost of marketable securities approximates fair value and there are no unrealized gains or losses or other comprehensive income.


NOTE 3 - RELATED PARTY RECEIVABLES
         -------------------------

         The subsidiary (Digital Creative Development Corp.) has a non-interest-bearing loan due upon demand for advances made to a related entity. The amount receivable at June 30, 2000 was $36,846.

         The subsidiary (Digital Creative Development Corp.) has a non-interest-bearing loan due on demand from a Director/Stockholder of the Company in the amount of $25,000.

                             ARTHUR TREACHER'S, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999


NOTE 4 - LONG-TERM DEBT
         --------------

         Long-term debt consisted of the following at June 30, 2000 and 1999:
                                                                                                  2000               1999
                                                                                                  ----               ----
             Note payable due in semi-annual principal installments of $113,956,               $ 569,783          $ 907,228
             plus interest at 8%, maturing December 2002, unsecured.

             Notes payable to banks, due in monthly  installments totaling $8,041,               122,992            172,022
             including interest at rates ranging from 11% to 18%, maturing through
             August 2002, collateralized by property and equipment.

             Various notes payable related to the acquisition of franchised                      131,111            218,629
             restaurants, due in monthly installments of principal and interest at rates ranging from 8.5% to 14%, maturing at dates through May 2003, collateralized by property and equipment.

             Various notes payable to related parties, bearing fixed interest at                   1,544            392,000
             16%, payable in full on May 30, 2000 - Not paid as of June 30, 2000.

             Note payable to related party, due in monthly installments of $2,392                 68,424                 --
             including interest at 14%, maturing in May, 2003, unsecured.

             Various notes payable to related parties, bearing fixed interest at
             12%, payable in full on:
                     September 30, 2000                                                          289,000                 --
                     October 30, 2000                                                            271,133                 --
                     November 30, 2000                                                            50,000                 --
                     January 31, 2001                                                             50,000                 --
                     February 1, 2001                                                            295,000                 --
                                                                                               ---------         ----------
                                                                                               1,848,987          1,689,879
             Less Current Maturities                                                           1,377,993            570,579
                                                                                               ---------         ----------

             Total long-term debt                                                              $ 470,994         $1,119,300
                                                                                               ==========        ==========


         Maturities of long-term debt at June 30, 2000 are as follows:

                    Year ending June 30,                                                        Amount
                    -------------------                                                         ------
                            2001                                                              $1,551,243
                            2002                                                                 366,075
                            2003                                                                 163,498
                                                                                              ----------
                            Subtotal                                                           2,080,816
                            Less interest                                                       (231,829)
                                                                                              ----------
                            Total principal maturities                                        $1,848,987
                                                                                              ==========

                             ARTHUR TREACHER'S, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999

         The Company considers the carrying value of its long-term debt to be a reasonable estimation of its fair value based on the current market rates available to the Company for debt of the same remaining maturities.


NOTE 5 - LEASES

         The Company is the lessee under various long-term operating leases for the land and buildings in which its owned and franchised restaurants operate. The leases generally range between five and twenty years and usually provide for renewal options.

         The majority of the leases require the Company to be billed for taxes, insurance, utilities, and maintenance costs of the leased property. Certain of the leases require additional (contingent) rental payments if sales volumes at the related restaurants exceed specified limits.

         Base rent expense for Company-owned restaurants, net of sublease income of $12,000 and $12,000 in 2000 and 1999, respectively, was approximately $1,445,000 and $2,602,000 for the years ended June 30, 2000 and 1999, respectively.

         The following summarizes future minimum lease payments, for the Company-owned restaurants, required for leases that have initial or remaining noncancelable terms in excess of one year as of June 30, 2000:

           Year ending June 30,                                Amount
           -------------------                                 ------

                 2001                                       $1,907,003
                 2002                                        1,579,476
                 2003                                        1,168,744
                 2004                                          678,860
                 2005                                          397,816
                 Thereafter                                  1,061,164
                                                            ----------
                 TOTAL                                      $6,793,063
                                                            ==========

         The Company also conditionally guarantees the payment of certain lease obligations of its franchisees. The amount of this conditional guarantee is approximately $156,000 in 2000, $132,000 in 2001, $105,000 in 2002 and 2003, and $15,000 in 2004.

         The subsidiary (Digital Creative Development Corp.) is also party to a new lease for its office space. The lease is effective December 1, 2000 and expires November 30, 2005. The base rent is $9,300 per month.

         The future minimum rental commitments under non-cancelable leases are as follows:


              June 30,
              --------

                2001                                            $ 134,780
                2002                                              111,600
                2003                                              111,600
                2004                                              111,600
                2005                                              111,600
              Thereafter                                           46,500
                                                                ---------
              Total minimum lease payments                      $ 627,680
                                                                =========

                             ARTHUR TREACHER'S, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999

NOTE 6 - INCOME TAXES
         ------------

         Income tax benefit attributable to income from continuing operations for the years ended June 30, 2000 and 1999, differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before taxes as follows:

                                                                                          2000                 1999
                                                                                          ----                 ----
                Computed "expected" tax benefit                                          $(688,519)          $(2,043,745)
                Increase (decrease) in income taxes resulting from:
                    Non-deductible meals and entertainment                                  11,858                17,488
                    Goodwill amortization                                                    5,551                 5,551
                    Change in valuation allowance                                          777,974             1,850,202
                    Other, net                                                            (106,864)              170,504
                                                                                         ---------            ----------
                                                                                         $      --            $       --
                                                                                         =========            ==========

         The tax effects of temporary differences that give rise to significant portions of derrerred tax assets and liabilities as of June 30, 2000 and 1999 are as follows:

                                                                                          2000                   1999
                                                                                          ----                   ----
                Deferred Tax Assets:
                    Net Operating Loss Carryforward                                     $4,203,573            $3,649,684
                    Allowance for Doubtful Accounts                                         71,762                16,898
                    Deferred Royalty                                                       107,869               209,389
                    Property and Equipment                                                 456,207                185,466
                                                                                        ----------            -----------
                Total Gross Deferred Tax Assets                                          4,839,411              4,061,437
                Less Valuation Allowance                                                 4,839,411              4,061,437
                                                                                        ----------            -----------
                    Net Deferred Tax Assets                                             $       --            $        --
                                                                                        ==========            ===========

         At June 30, 2000, the Company had approximately $12.4 million of net operating loss carryforwards available for use, which expire through 2020. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the schedule of reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making the assessment.

                             ARTHUR TREACHER'S, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999


NOTE 7 - STOCK OPTIONS AND STOCK WARRANTS

         During 2000 and 1999, the Company granted 6,164,572 and 90,000 nonqualified stock options, respectively, to certain key employees and directors to purchase shares of the Company's common stock at a price equal to or in excess of the market price of the stock, vesting over a three to five year period. These options were granted as compensation and the number of options granted was determined based on specific individual circumstances. The shares issuable under these option grants are nonregistered shares and the Company has no requirement to register such shares. The Company does not have a formal stock option plan.

         The per share weighted-average fair value of stock options granted was calculated using the Black Scholes option-pricing model with the following weighted-average assumptions: 1999 - no expected dividend yield, risk-free interest rate of 5.6% weighted average expected volatility of 22% and an expected life of 5 years; 2000 - no expected dividend yield, risk-free interest rate ranging from 6.0% to 6.7% weighted average expected volatility of 88% and an expected life of 5 years. In addition, for 2000 and 1999 the Company has discounted the market price of the stock, on the date of option grant, by 35% in consideration of the restrictions on the sale of the underlying shares. The fair value on the date of grant for options granted with exercise prices in excess of the market price of the stock ranged from $.15 to $1.64 in 2000 and was $.10 for 1999.

         The Company applies APB Opinion No. 25 in accounting for option grants and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would not have been materially impacted for the effects of such calculation in 2000 or 1999.

         Certain options granted to key employees were granted at option prices below market price. In accordance with APB Opinion No. 25, compensation expense has been recorded based on the difference between the option price and the market price on the date of the option. The total amount of such compensation for 2000 was $1,931,000 and $-0- in 1999.

         The portion of the compensation related to such options not yet vested has been deferred as shown in the table below:

                                                                    Effect on
                                                                 Paid in Capital
                                                                 ---------------

         Total Stock Option Compensation from Year 2000 Awards..   $ 4,681,000
         Portion Deferred ......................................    (2,750,000)
                                                                   -----------
         Net Addition to Contributed Capital/Compensation ......   $ 1,931,000
                                                                   ===========

                             ARTHUR TREACHER'S, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999

NOTE 7 - STOCK OPTIONS AND STOCK WARRANTS (concluded)
         --------------------------------

         In addition, during 2000 the Company granted 95,000 warrants (valued at $139,983) to purchase shares of Company common stock to non-employees in return for services provided in connection with the Company's equity offerings. These warrants have been recorded at fair value using substantially the same criteria as discussed above for the stock options. During 1999, the Company granted 345,363 warrants (valued at $46,000) to purchase shares of the Company's common stock to investors and in return for services provided.

         In connection with an equity offering, the Company also issued 148,500 warrants to purchase shares of Company common stock as described in note 10 during the year ended June 30, 1999.

                             ARTHUR TREACHER'S, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999

NOTE 7 - STOCK OPTIONS AND STOCK WARRANTS (concluded)
         --------------------------------

         Stock option and warrant activity during the period indicated is as follows:

                                                                                                            Weighted
                                                                                        Number of            Average
                                                                                          Shares          Exercise Price
                                                                                          ------          --------------
         Balance at June 30, 1998                                                       3,163,891             $2.13
              Granted - exercise price in excess of market price of stock                 435,363              0.66
              Canceled                                                                   (280,000)             1.00
                                                                                       ----------
         Balance at June 30, 1999                                                       3,319,254              1.30
              Granted-exercise price at market price of stock                             301,329               .45
              Granted-exercise price in excess of market price of stock                   613,244               .32
              Granted-exercise price less than market price of stock                    7,588,331               .46
                                                                                       ----------
         Balance at June 30, 2000                                                      11,822,158              $.90
                                                                                       ==========

         The following table presents information regarding all options and warrants outstanding at June 30, 2000.

                                              Weighted
                      Number of                Average                   Weighted
                    Warrants and              Remaining                  Range of               Average
                       Options               Contractual                 Exercise              Exercise
                     Outstanding                Life                      Prices                Price
                     -----------                ----                      ------                -----
                     8,502,904                4.7 years               $0.30-$3.80                $0.45
                       435,363                3.6 years                0.49-1.00                  0.66
                     1,435,000                2.0 years                1.00-1.51                  1.05
                       998,500                2.1 years                1.00-3.13                  1.28
                       450,391                1.7 years                1.00-3.37                  2.72
                    ----------
                    11,822,158                3.3 years               $0.30-$3.80                 1.45
                    ==========

         The following table presents information regarding options and warrants currently exercisable at June 30, 2000.

                         Number of                                        Weighted
                        Warrants and               Range of                Average
                          Options                  Exercise                Exercise
                        Exercisable                 Prices                  Price
                        -----------                 ------                  -----
                         2,932,990               $0.37-$1.00               $0.48
                           182,000                 0.44-0.44                0.44
                         1,435,000                 1.00-1.51                1.05
                           736,000                 1.00-3.13                1.22
                           415,391                 1.00-3.37                2.87
                         ---------
                         5,701,381               $0.37-$3.37                0.89
                         =========


                             ARTHUR TREACHER'S, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999

NOTE 8 - COMMITMENTS AND CONTINGENCIES
         -----------------------------

         The Company is a defendant in a lawsuit with a former development franchisee alleging wrongful contract termination, among other things. The plaintiff is seeking damages in excess of $10 million, however the Company believes the claim is without merit, has counter sued and is defending the claim vigorously. The case is presently in the U.S. District Court. The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated results of operations or financial position.

         The Company is party to employment and consulting agreements with certain key members of management which provide for salary and benefit continuation for specified periods of time.

         The Company has a variety of purchase contracts and commitments with various food and beverage suppliers. These contracts expire within one to five years, and specify purchase prices and rebates to be provided by the supplier. It is not expected that these commitments will have an adverse impact in future years.

NOTE 9 - DIGITAL CREATIVE DEVELOPMENT CORPORATION CONVERTIBLE STOCK
         ----------------------------------------------------------

         As discussed in Note 1 to the financial statements, the Company formed Digital Creative Development Corporation in February 2000. Subsequently, approximately 12,000,000 shares were sold to other parties representing approximately 45% of outstanding stock of DCDC Delaware. The Digital stock may be converted into the Company's stock, in whole or in part, at any time, at the option of the Holder. The Digital stock may be converted into Treacher stock, at any time, at the option of Treacher's provided that at the time of such conversion, the common stock of Arthur Treacher's, Inc. is listed on the NASDAQ Small-Cap Market or National Market or on a national securities exchange on the OTC Bulletin Board and the Company has filed all periodic reports that are required under the Securities Exchange Act of 1934

NOTE 10 - STOCKHOLDERS' EQUITY

         In November and December 1997, the Company consummated a private placement to investors with respect to equity units consisting of shares of its Series C Preferred Stock, with warrants to purchase shares of common stock attached, for aggregate proceeds of $990,000. On November 25, 1997 the Company sold 8,100 shares of Series C Preferred Stock, with warrants to purchase 121,500 shares of common stock attached. On December 23, 1997, the Company sold 1,800 shares of Series C Preferred Stock, with warrants to purchase 27,000 shares of common stock attached. The Company allocated $137,295 of the proceeds to the value of the warrants and $852,705 to the value of the preferred stock. The preferred stock is not convertible, but may be redeemed at the option of the Company at a redemption price of $100 per share plus accrued and unpaid dividends, at any time after October 31, 1999. The holders of the preferred stock are entitled to a cumulative dividend of 10 percent per annum, payable semi-annually, if and when the Board declares a dividend.

         At June 30, 2000 and 1999, the Company had accumulated and unpaid dividends of approximately $201,000 and $102,000 on this series of preferred stock. The warrants entitle the holder to purchase one share of common stock at an exercise price of $3.125 per share of common stock. The Company is utilizing the proceeds for working capital needs.

                             ARTHUR TREACHER'S, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999

NOTE 10 - STOCKHOLDERS' EQUITY (concluded)
          --------------------

         The holders of the Series A Preferred Stock are entitled to a cumulative dividend of $0.10 per share per annum. Such dividends accrue annually but are payable if and when the Company declares a dividend. The Company has not paid any dividends with respect to the Series A Preferred Stock. The 2,200 outstanding shares of Series A Preferred Stock are convertible into 3,300 shares of Common Stock for no additional consideration at the option of the holder of the stock. The Series A Preferred Stock is entitled to a liquidation preference of $1.00 per share, plus any accrued and unpaid dividends. The Series A Preferred Stock may be redeemed by the Company at a redemption price of $1.00 per share plus all accrued and unpaid dividends. The amount of accumulated and unpaid dividends was approximately $23,940 at June 30, 2000 and $23,720 at June 30, 1999.

         In conjunction with the acquisition of MIE, the former owners of MIE (Magee) and the Company amended the terms of the Series B Preferred Stock and agreed that no dividends would accumulate on such preferred stock after November 30, 1996. The Company also agreed to pay Magee an amount equal to the accrued dividend on the Series B Preferred Stock through November 30, 1996 (which was $390,417) in full on September 1, 1998. In addition, the 490,000 outstanding shares of Series B Preferred Stock are now allowed to be convertible at the option of the holder or the Company at any time, and the conversion rate was increased so that Magee will receive 765,625 shares of common stock upon conversion (an increase of 275,625 shares, valued at $843,413 and included as part of the purchase price of MIE) for no additional consideration. The Company has not determined when it will require conversion of the Series B Preferred Stock into common stock.

         The holders of the Series D Preferred Stock are entitled to a cumulative dividend of 15 percent per share per annum. Such dividends accrue annually but are payable if and when the Company declares a dividend. The Company has not paid any dividends with respect to the Series D Preferred Stock. The 4,000 outstanding shares of Series D Preferred Stock are convertible into 400,000 shares of Common Stock for no additional consideration at the option of the holder of the stock. The amount of accumulated and unpaid dividends was approximately $105,000 at June 30, 2000 and $45,000 at June 30, 1999.

         During 1999, 10,600 shares of preferred stock series A were converted to common stock.


NOTE 11 - GOING CONCERN
          -------------

         As shown in the accompanying financial statements, the Company incurred a net loss of approximately $1,600,000 for the year ended June 30, 2000 and $5,800,000 during the year ended June 30, 1999. These losses create an uncertainty about the Company's ability to continue as a going concern.

                             ARTHUR TREACHER'S, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999

NOTE 11 - GOING CONCERN (concluded)
          -------------

         Management of the Company implemented a corporate restructuring plan to address the financial condition of the Company in January 1999. The multi-faceted corporate strategy is focused on the restructuring of real estate obligations, improving store profitability, franchising and attracting capital or new debt. Each facet of the strategy is geared to improving profitability by selling certain company-owned restaurants that typically incur losses, franchise sales, cobranding and introducing a retail product line for major supermarket chains. Upon the completion of the restructuring plan, the Company-owned and operated restaurants will be concentrated within New York, New Jersey and Pennsylvania.

         Existing Arthur Treacher markets in Ohio, Michigan, Maryland, Washington D.C., Florida and Ontario, Canada will be targeted for franchise expansion. The cobranding program with Miami Subs, Nathan's Famous Hot Dogs, Kenny Rogers Roasters, Pudgies Famous Chicken and other approved quick serve and casual dining feeders will continue to provide an additional source of franchise revenue.

         As of October 30, 1999, the restructuring of real estate obligations by franchising, selling and terminating selected leases was complete. As a result of the spin-off of selected leases, losses typically incurred by certain locations have been eliminated, thus improving cashflow and profitability. Also, the Company raised $952,000 in the form of capital and bridge loans from January 1999 to February 4, 2000 within Arthur Treacher's, Inc. (Utah) and raised in excess of $11 million capital within its new subsidiary, Digital Creative Development Corporation (Delaware).

NOTE 12 - SUBSEQUENT EVENTS

         Subsequent to June 30, 2000, the Company changed its name as further described in Note 1. On October 2, 2000, Arthur Treacher's, Inc. (Delaware), a subsidiary of the Company, executed an agreement to purchase all the outstanding capital stock of the entities which own and act as franchiser of the Pudgies Famous Chicken (Pudgies) chain of fast food restaurants. Pudgies consists of 32 restaurants in the New York tri-state metropolitan area, including 12 company owned stores and 20 franchises.

     Exhibit Number       Description
     --------------       -----------
          2.1           Certificate of Incorporation of Arthur Treacher's, Inc.
          2.2           By-laws of Arthur Treacher's, Inc.
          6.1           Form of Separation and Distribution Agreement
          6.2           Form of Assignment and Assumption Agreement
          6.3           Indemnification and Insurance Matters Agreement
    -----------------

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 ARTHUR TREACHER'S, INC.



Date:  December 28, 2000         By:
                                    --------------------------------------------
                                    Name:  Jeffrey Bernstein
                                    Title: President and Chief Executive Officer

                                INDEX TO EXHIBITS


     Exhibit Number           Description
     --------------           -----------

          2.1            Certificate of Incorporation of Arthur Treacher's, Inc.
          2.2            By-laws of Arthur Treacher's, Inc.
          6.1            Form of Separation and Distribution Agreement
          6.2            Form of Assignment and Assumption Agreement
          6.3            Indemnification and Insurance Matters Agreement




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